FIDELIS INSURANCE HOLDINGS LIMITED
Unaudited Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2023 and 2022

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At September 30, 2023 (Unaudited) and December 31, 2022
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	September 30, 2023	December 31, 2022
Assets
Fixed maturity securities, available-for-sale (amortized cost: $3,152.9, 2022: $2,160.8 (net of allowances for credit losses of $5.8, 2022: $1.1))	$3,059.3	$2,050.9
Short-term investments, available-for-sale (amortized cost: $102.4, 2022: $257.0 (net of allowances for credit losses of $nil, 2022: $nil))	102.4	257.0
Other investments, at fair value (amortized cost: $51.0, 2022: $126.3)	44.8	117.1
Total investments	3,206.5	2,425.0
Cash and cash equivalents	569.0	1,222.0
Restricted cash and cash equivalents	261.5	185.9
Accrued investment income	21.3	10.9
Premiums and other receivables (net of allowances for credit losses of $15.1, 2022: $8.8)	2,123.6	1,862.7
Amounts due from Fidelis MGU (net of allowances for credit losses of $nil, 2022: $nil)	219.8	—
Deferred reinsurance premiums	1,154.0	823.7
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2022: $nil)	163.5	159.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.0, 2022: $1.0)	1,066.3	976.1
Deferred policy acquisition costs (includes deferred Fidelis MGU commissions $142.5, 2022: $nil)	771.9	515.8
Other assets	166.2	131.0
Total assets	$9,723.6	$8,312.5
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,308.6	$2,045.2
Unearned premiums	3,201.9	2,618.6
Reinsurance balances payable	1,178.5	1,057.0
Amounts due to Fidelis MGU	244.3	—
Long term debt	448.0	447.5
Preference securities	58.4	58.4
Other liabilities	123.8	98.7
Total liabilities	7,563.5	6,325.4
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 117,914,754, 2022: 194,545,370)	1.2	1.9
Additional paid-in capital	2,036.2	2,075.2
Accumulated other comprehensive loss	(85.6)	(100.8)
Retained earnings	208.3	0.5
Total shareholders' equity attributable to common shareholders	2,160.1	1,976.8
Non-controlling interests	—	10.3
Total shareholders' equity including non-controlling interests	2,160.1	1,987.1
Total liabilities, non-controlling interests and shareholders' equity	$9,723.6	$8,312.5
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and nine months ended September 30, 2023 and September 30, 2022
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues
Gross premiums written	$592.6	$688.1	$2,795.1	$2,422.9
Reinsurance premiums ceded	(280.0)	(193.6)	(1,207.7)	(988.7)
Net premiums written	312.6	494.5	1,587.4	1,434.2
Change in net unearned premiums	197.1	(60.9)	(262.6)	(341.4)
Net premiums earned	509.7	433.6	1,324.8	1,092.8
Net realized and unrealized investment losses	(5.3)	(12.3)	(2.4)	(37.5)
Net investment income	33.1	11.1	80.8	23.6
Other income	—	0.3	0.2	1.6
Total revenues before net gain on distribution of Fidelis MGU	537.5	432.7	1,403.4	1,080.5
Net gain on distribution of Fidelis MGU	—	—	1,639.1	—
Total revenues	537.5	432.7	3,042.5	1,080.5

Expenses
Losses and loss adjustment expenses	191.7	351.8	509.6	710.6
Policy acquisition expenses (includes Fidelis MGU commissions of $70.6 and $147.4 (2022: $nil and $nil))	221.4	112.5	525.3	263.3
General and administrative expenses	21.8	58.7	57.0	136.1
Corporate and other expenses	0.4	—	3.4	1.9
Net foreign exchange gains	(2.4)	(4.3)	(0.8)	(4.1)
Financing costs	9.0	9.3	26.6	27.3
Total expenses	441.9	528.0	1,121.1	1,135.1

Income/(loss) before income taxes	95.6	(95.3)	1,921.4	(54.6)
Income tax (expense)/benefit	(7.9)	4.2	(17.2)	(5.7)
Net income/(loss)	87.7	(91.1)	1,904.2	(60.3)

Net income attributable to non-controlling interests	—	(1.6)	—	(7.0)
Net income/(loss) available to common shareholders	$87.7	$(92.7)	$1,904.2	$(67.3)

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$0.1	$(24.8)	$15.5	$(111.0)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	0.2	1.7	(1.4)	7.4
Currency translation adjustments	—	(1.6)	—	(2.5)
Total other comprehensive income/(loss)	0.3	(24.7)	14.1	(106.1)

Comprehensive income/(loss) attributable to common shareholders	$88.0	$(117.4)	$1,918.3	$(173.4)

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share:	$0.75	$(0.48)	$16.84	$(0.35)
Earnings/(loss) per diluted common share:	$0.74	$(0.48)	$16.82	$(0.35)
Weighted average common shares outstanding	117,681,835	194,318,054	113,100,521	194,230,529
Weighted average diluted common shares outstanding	117,975,099	194,318,054	113,232,930	194,230,529
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
For the three and nine months ended September 30, 2023 and September 30, 2022
(Expressed in millions of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Common shares
Balance - beginning of period	$1.1	$1.9	$1.9	$1.9
Issue of common shares	0.1	—	0.2	—
Shares cancelled upon distribution of Fidelis MGU	—	—	(0.9)	—
Balance - end of period	1.2	1.9	1.2	1.9

Additional paid-in capital
Balance - beginning of period	1,944.8	2,068.6	2,075.2	2,075.4
Share compensation expense	2.6	4.1	24.8	8.0
Shares withheld for employee taxes on restricted stock vesting	—	—	(50.6)	—
Issue of common shares, net of issuance costs	89.3	—	89.3	—
Cumulative dividends on warrants	—	—	(34.1)	—
Distribution of Fidelis MGU net assets to shareholders	(0.5)	—	(68.4)	—
Purchase of non-controlling interest	—	—	—	(10.7)
Balance - end of period	2,036.2	2,072.7	2,036.2	2,072.7

Accumulated other comprehensive loss, net of tax
Unrealized losses on available-for-sale securities, net of tax
Balance - beginning of period	(85.9)	(91.9)	(99.7)	(11.3)
Unrealized gains/(losses) arising during the period	0.3	(23.1)	14.1	(103.7)
Balance – end of period	(85.6)	(115.0)	(85.6)	(115.0)
Currency translation reserve
Balance - beginning of period	—	(0.9)	(1.1)	—
Movement during the period	—	(1.6)	1.1	(2.5)
Balance - end of period	—	(2.5)	—	(2.5)
Balance - end of period	(85.6)	(117.5)	(85.6)	(117.5)

Retained earnings/(accumulated deficit)
Balance – beginning of period	120.6	(26.7)	0.5	(52.1)
Net income/(loss) available to common shareholders	87.7	(92.6)	1,904.2	(67.2)
Net fair value of Fidelis MGU distributed to shareholders	—	—	(1,696.4)	—
Balance - end of period	208.3	(119.3)	208.3	(119.3)
Total shareholders' equity attributable to common shareholders	2,160.1	1,837.8	2,160.1	1,837.8

Non-controlling interests
Balance – beginning of the period	—	7.2	10.3	5.2
Distribution of Fidelis MGU	—	—	(10.3)	—
Net profit attributable to non-controlling interests	—	1.6	—	7.0
Dividends paid to non-controlling interest	—	—	—	(3.0)
Non-controlling interest arising from acquisition of a subsidiary	—	(0.3)	—	(0.7)
Balance – end of period	—	8.5	—	8.5

Total shareholders' equity including non-controlling interests	$2,160.1	$1,846.3	$2,160.1	$1,846.3
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended September 30, 2023 and September 30, 2022
(Expressed in millions of U.S. dollars)

	September 30, 2023	September 30, 2022
Operating activities
Net income/(loss)	$1,904.2	$(67.3)
Adjustments to reconcile net profit after tax to net cash provided by operating activities:
Revaluation of Fidelis MGU	(1,707.1)	—
Share compensation expense	24.8	8.0
Depreciation	0.1	2.7
Net unrealized gain on investments and derivatives	2.4	46.9
Net realized gain/(loss) on investments and derivatives	0.7	(3.8)
Net changes in assets and liabilities:
Accrued investment income	(10.4)	0.1
Premiums and other receivables	(262.7)	(399.2)
Amounts due from Fidelis MGU	(224.8)	—
Deferred reinsurance premiums	(330.3)	(236.5)
Reinsurance balances recoverable on paid losses	(9.4)	(31.9)
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	(94.6)	(186.9)
Deferred policy acquisition costs	(255.9)	(114.6)
Other assets	(49.5)	(51.2)
Reserves for losses and loss adjustment expenses	274.7	689.3
Unearned premiums	583.3	577.9
Reinsurance balances payable	132.3	305.1
Amounts due to Fidelis MGU	244.3	—
Other liabilities	75.7	93.6
Net cash provided by operating activities	297.8	632.2
Investing activities
Purchase of available-for-sale securities	(1,976.1)	(1,114.5)
Proceeds from sales and maturities of available-for-sale securities	1,137.0	476.5
Purchase of other investments	—	(100.0)
Proceeds from sale of other investments	75.2	228.0
Purchase of fixed assets	(1.8)	(16.3)
Net cash used in investing activities	(765.7)	(526.3)
Financing activities
Proceeds from issuance of common stock, net of issuance costs	89.4	—
Non-controlling interest share transactions	(6.1)	(14.4)
Net cash used in disposal of subsidiary	(105.5)	—
Cumulative dividends on warrants	(34.1)	—
Taxes paid on withholding shares	(50.6)	—
Dividends on common shares	—	0.8
Net cash used in financing activities	(106.9)	(13.6)

Effect of exchange rate changes on foreign currency cash	(2.6)	(12.4)
Net increase/(decrease) in cash, restricted cash, and cash equivalents	(577.4)	79.9
Cash, restricted cash, and cash equivalents, beginning of period	1,407.9	476.0
Cash, restricted cash, and cash equivalents, end of period	$830.5	$555.9

Cash, restricted cash, and cash equivalents comprise the following:
Cash and cash equivalents	$569.0	$434.8
Restricted cash and cash equivalents	261.5	121.1
Cash, restricted cash, and cash equivalents	$830.5	$555.9
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Notes to Consolidated Financial Statements (unaudited)
(Expressed in millions of U.S. dollars)
1.          Nature of Operations
Fidelis Insurance Holdings Limited (“Fidelis” and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group provides Bespoke, Specialty and Property insurance and reinsurance. Fidelis’ principal operating subsidiaries are:
•Fidelis Insurance Bermuda Limited (“FIBL”), is a Class 4 Bermuda domiciled company which writes most of the Group’s Reinsurance business, as well as writing Specialty and Bespoke lines. FIBL is regulated by the Bermuda Monetary Authority.
•Fidelis Underwriting Limited (“FUL”), is a UK domiciled company which principally writes Specialty and Bespoke insurance, as well as Reinsurance. FUL is regulated by the Prudential Regulation Authority ("PRA").
•Fidelis Insurance Ireland DAC (“FIID”), is a Republic of Ireland domiciled company that writes Specialty and Bespoke insurance and reinsurance within the European Economic Area. FIID is regulated by the Central Bank of Ireland.
•FIHL (UK) Services Limited (“FIHL (UK) Services”), is a UK service company that also has a branch in Ireland.
On January 3, 2023, the Group completed a series of transactions pursuant to which (i) it distributed its investment in Fidelis Marketing Limited (“FML”) and Pine Walk Capital Limited (“Pine Walk”) to shareholders to form a new managing general underwriter business (“Fidelis MGU”) and (ii) Fidelis MGU was acquired by a consortium of investors (together known as the “Separation Transactions”). FML was previously the service company for the UK and Ireland operations of the Group and is now the service company for Fidelis MGU. Pine Walk held the Group’s investments in eight managing general agents (“MGAs”).
The financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated from January 3, 2023.
Through various long-term contractual agreements, effective from January 1, 2023 Fidelis MGU manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by Fidelis MGU to the Group include sourcing and administering outwards reinsurance, and support with business planning, capital management, insurance contract accounting and information technology.
Further information can be found at Note 3, Separation Transactions and Note 14, Related Party Transactions.
On July 3, 2023, Fidelis completed an initial public offering (“IPO”) of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by Fidelis and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are listed on the New York Stock Exchange under the symbol “FIHL”.
2.    Significant Accounting Policies
Basis of presentation
The unaudited consolidated financial statements include the results of FIHL and its subsidiaries and have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. These unaudited financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, in Fidelis’ IPO prospectus dated June 28, 2023 and filed with the Securities and Exchange Commission.
All intercompany balances and transactions have been eliminated on consolidation. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normally recurring accruals) necessary for a fair statement of results on an interim basis. The results of any interim period are not necessarily indicative of the results for a full year or any future periods. The consolidated financial statements have been prepared on a going concern basis.
Reporting currency
The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.

Reclassification
In the three and nine months ended September 30, 2023 commissions on ceded business of $34.6 million and $75.2 million, respectively, (2022: $20.1 million and $46.9 million) have been presented within policy acquisition expenses. Commissions on ceded business are paid by a reinsurer to the Group on proportional contracts to offset the underwriting and administrative expenses of the underlying business. In the current period, we have netted the cost of such commissions against policy acquisition expenses and reclassified the prior year commissions on ceded business from general and administrative expenses to conform to the current period presentation.
To facilitate comparison of information across periods, certain other reclassifications have been made to prior period amounts to conform to the current period’s presentation.
Significant Accounting Policies
Our accounting policy with respect to share-based compensation is replaced with the following policy:
Share compensation
The Group measures share-based payment arrangements at fair value determined on the grant date. The related compensation expense is recognized in net income over the requisite service period with a corresponding increase in shareholders’ equity.
For restricted share units that include a performance measure in addition to service conditions, their compensation expense is based on an assessment of the probable outcome of the performance measure.
The Group recognizes forfeitures as they occur.
There were no other notable changes to the Group’s significant accounting policies subsequent to December 31, 2022.
3.          Separation Transactions
On January 3, 2023, the Group completed a transaction pursuant to which (i) Pine Walk and its investments in the MGAs, together with FML, were distributed to shareholders to form a new managing general underwriting business, Fidelis MGU and (ii) Fidelis MGU was acquired by a consortium of investors. Following the consummation of the Separation Transactions, Fidelis MGU acquired 9.9% of the common shares in the Group.
The Separation Transactions resulted in certain shareholders receiving cash in lieu of their interest in Fidelis MGU. As a result, the distribution of Fidelis MGU was recorded at its fair value of $1,775.0 million. The fair value was determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements (“ASC 820”). We obtained the services of a third-party independent valuation expert in arriving at that determination of fair value. ASC 820 explains the concept of fair value for financial reporting. Under ASC 820, fair value is a market-based measurement, not an entity specific measurement. The objective of ASC 820 is to estimate the price at which an orderly transaction to sell the asset would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant).
When a price for an identical asset is not observable, a reporting entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.
For purposes of our valuation of Fidelis MGU, we have used an income approach using a discounted cash flow methodology, and a market approach using comparable listed trading and precedent transaction multiples. These approaches generated a range of values for Fidelis MGU of $1.7 billion to $1.9 billion. Our determined fair value for Fidelis MGU of $1,775.0 million was based on the price of the most recent transactions in Fidelis MGU shares, and close to the mid-point of the valuation range. On January 3, 2023, following the distribution of Fidelis MGU to shareholders of the Group, certain shareholders sold their shares, and certain third parties purchased shares, in Fidelis MGU at a price per share determined using a fair value of $1,775.0 million.
Immediately prior to the consummation of the Separation Transactions, the Group accelerated the vesting of all unvested Restricted Stock Units (“RSUs”). This resulted in the acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million in the three months ended March 31, 2023. The RSUs and warrants (refer to Note 17, Share Compensation for additional detail) were exercised on the date of the Separation Transactions, resulting in the issuance of 13,553,681 common shares. The RSUs were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million.
The distribution of Fidelis MGU to shareholders of the Group resulted in the deconsolidation of net assets of $67.9 million, and the cancellation of 97,327,049 common shares in the Group. Following the Separation Transactions there were 110,771,897 common shares issued and outstanding. The distribution resulted in the elimination of our non-controlling interests, all of which related to the subsidiaries of Pine Walk.
In connection with the successful consummation of the Separation Transactions, the Group incurred professional fees of $28.6 million during the nine months ended September 30, 2023.
The net gain on distribution of Fidelis MGU of $1,639.1 million has been calculated as the fair value of Fidelis MGU of $1,775.0 million, less the net assets of Fidelis MGU of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. Within operating activities on the Consolidated Statements of Cash Flows, the revaluation of Fidelis MGU of $1,707.1 million, being the fair value of Fidelis MGU of $1,775.0 million less the net assets of $67.9 million, is shown as a non-cash adjustment to reconcile net income to net cash provided by operating activities.
On January 3, 2023, the financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated and the non-controlling interests were disposed upon consummation of the Separation Transactions.
4.           Segments
The chief operating decision maker (“CODM”) reviews the Group's ongoing underwriting operations across three operating segments: Specialty, Bespoke, and Reinsurance. In determining how to allocate resources and assess the performance of the Group's underwriting results, management considers many factors including the nature of the insurance product offered, the risks that are covered and the nature of the client.
The Specialty segment is comprised of a specialized portfolio of niche risks that includes Aviation and Aerospace, Energy, Marine, Property Direct & Facultative (“D&F”) business and other specialty risks.
The Bespoke segment is highly specialized in nature providing customized risk solutions for clients, which includes Credit & Political Risk and other specific risk transfer opportunities.
The Reinsurance segment is comprised of a property catastrophe book, which includes Property Reinsurance, Retrocession and Whole Account reinsurance.
Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments. Fidelis MGU commissions (see Note 14, Related Party Transactions) are not allocated to segments as they are not included in the measure of segment profit reviewed by the CODM, nor is a segment analysis of such expenses provided in other information reviewed by the CODM.

The following tables summarize the Group's segment disclosures:

	Three Months Ended September 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$326.9	$161.7	$104.0	$—	$592.6
Net premiums written	203.6	78.1	30.9	—	312.6
Net premiums earned	294.6	98.8	116.3	—	509.7
Losses and loss adjustment expenses	(138.3)	(43.2)	(10.2)	—	(191.7)
Policy acquisition expenses	(83.4)	(34.9)	(32.5)	(70.6)	(221.4)
General and administrative expenses	—	—	—	(21.8)	(21.8)
Underwriting income	72.9	20.7	73.6	(92.4)	74.8
Net realized and unrealized investment losses					(5.3)
Net investment income					33.1
Other income					—
Corporate and other expenses					(0.4)
Net foreign exchange gains					2.4
Financing costs					(9.0)
Income before income taxes					95.6
Income tax expense					(7.9)
Net income					87.7
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$87.7

Losses and loss adjustment expenses incurred - current year	(141.0)	(55.5)	(38.5)		$(235.0)
Losses and loss adjustment expenses incurred - prior accident years	2.7	12.3	28.3		43.3
Losses and loss adjustment expenses incurred - total	$(138.3)	$(43.2)	$(10.2)		$(191.7)

Underwriting Ratios(1)
Loss ratio - current year	47.8%	56.1%	33.1%		46.1%
Loss ratio - prior accident years	(0.9%)	(12.4%)	(24.3%)		(8.5%)
Loss ratio - total	46.9%	43.7%	8.8%		37.6%
Policy acquisition expense ratio	28.3%	35.3%	27.9%		29.6%
Underwriting ratio	75.2%	79.0%	36.7%		67.2%
Fidelis MGU commissions ratio					13.9%
General & administrative expense ratio					4.3%
Combined ratio					85.4%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended September 30, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$327.7	$274.9	$85.5	$—	$688.1
Net premiums written	225.7	225.2	43.6	—	494.5
Net premiums earned	217.7	104.5	111.4	—	433.6
Losses and loss adjustment expenses	(178.8)	(32.6)	(140.4)	—	(351.8)
Policy acquisition expenses	(48.1)	(38.8)	(25.6)	—	(112.5)
General and administrative expenses	—	—	—	(58.7)	(58.7)
Underwriting income/(loss)	(9.2)	33.1	(54.6)	(58.7)	(89.4)
Net realized and unrealized investment losses					(12.3)
Net investment income					11.1
Other income					0.3
Corporate and other expenses					—
Net foreign exchange gains					4.3
Financing costs					(9.3)
Income before income taxes					(95.3)
Income tax expense					4.2
Net income					(91.1)
Net income attributable to non-controlling interests					(1.6)
Net income available to common shareholders					$(92.7)

Losses and loss adjustment expenses incurred - current year	(187.5)	(36.4)	(130.6)		$(354.5)
Losses and loss adjustment expenses incurred - prior accident years	8.7	3.8	(9.8)		2.7
Losses and loss adjustment expenses incurred - total	$(178.8)	$(32.6)	$(140.4)		$(351.8)

Underwriting Ratios(1)
Loss ratio - current year	86.1%	34.8%	117.2%		81.7%
Loss ratio - prior accident years	(4.0%)	(3.6%)	8.8%		(0.6%)
Loss ratio - total	82.1%	31.2%	126.0%		81.1%
Policy acquisition expense ratio	22.1%	37.1%	23.0%		25.9%
Underwriting ratio	104.2%	68.3%	149.0%		107.0%
General & administrative expense ratio					13.5%
Combined ratio					120.5%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Nine months ended September 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,818.3	$367.2	$609.6	$—	$2,795.1
Net premiums written	1,158.4	189.9	239.1	—	1,587.4
Net premiums earned	868.0	280.4	176.4	—	1,324.8
Losses and loss adjustment expenses	(416.4)	(72.5)	(20.7)	—	(509.6)
Policy acquisition expenses	(227.2)	(105.1)	(45.6)	(147.4)	(525.3)
General and administrative expenses	—	—	—	(57.0)	(57.0)
Underwriting income	224.4	102.8	110.1	(204.4)	232.9
Net realized and unrealized investment losses					(2.4)
Net investment income					80.8
Other income					0.2
Net gain on distribution of Fidelis MGU					1,639.1
Corporate and other expenses					(3.4)
Net foreign exchange gains					0.8
Financing costs					(26.6)
Income before income taxes					1,921.4
Income tax expense					(17.2)
Net income					1,904.2
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$1,904.2

Losses and loss adjustment expenses incurred - current year	(383.7)	(101.1)	(72.6)		$(557.4)
Losses and loss adjustment expenses incurred - prior accident years	(32.7)	28.6	51.9		47.8
Losses and loss adjustment expenses incurred - total	$(416.4)	$(72.5)	$(20.7)		$(509.6)

Underwriting Ratios(1)
Loss ratio - current year	44.2%	36.1%	41.1%		42.1%
Loss ratio - prior accident years	3.8%	(10.2%)	(29.4%)		(3.6%)
Loss ratio - total	48.0%	25.9%	11.7%		38.5%
Policy acquisition expense ratio	26.2%	37.5%	25.9%		28.5%
Underwriting ratio	74.2%	63.4%	37.6%		67.0%
Fidelis MGU commissions ratio					11.1%
General & administrative expense ratio					4.3%
Combined ratio					82.4%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Nine months ended September 30, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,244.5	$573.0	$605.4	$—	$2,422.9
Net premiums written	802.0	373.8	258.4	—	1,434.2
Net premiums earned	598.0	279.3	215.5	—	1,092.8
Losses and loss adjustment expenses	(409.9)	(95.8)	(204.9)	—	(710.6)
Policy acquisition expenses	(127.1)	(94.8)	(41.4)	—	(263.3)
General and administrative expenses	—	—	—	(136.1)	(136.1)
Underwriting income/(loss)	61.0	88.7	(30.8)	(136.1)	(17.2)
Net realized and unrealized investment losses					(37.5)
Net investment income					23.6
Other income					1.6
Corporate and other expenses					(1.9)
Net foreign exchange gains					4.1
Financing costs					(27.3)
Income before income taxes					(54.6)
Income tax expense					(5.7)
Net income					(60.3)
Net income attributable to non-controlling interests					(7.0)
Net income available to common shareholders					$(67.3)

Losses and loss adjustment expenses incurred - current year	(418.2)	(107.8)	(202.8)		$(728.8)
Losses and loss adjustment expenses incurred - prior accident years	8.3	12.0	(2.1)		18.2
Losses and loss adjustment expenses incurred - total	$(409.9)	$(95.8)	$(204.9)		$(710.6)

Underwriting Ratios(1)
Loss ratio - current year	69.9%	38.6%	94.1%		66.7%
Loss ratio - prior accident years	(1.4%)	(4.3%)	1.0%		(1.7%)
Loss ratio - total	68.5%	34.3%	95.1%		65.0%
Policy acquisition expense ratio	21.3%	33.9%	19.2%		24.1%
Underwriting ratio	89.8%	68.2%	114.3%		89.1%
General & administrative expense ratio					12.5%
Combined ratio					101.6%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.
5.           Investments
At September 30, 2023, the Group’s investments are substantially all managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.
a.Fixed maturity securities
The following table summarizes the fair value of fixed maturity investments managed by external investment managers:

	September 30, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$626.3	$—	$(18.2)	$608.1
Agencies	18.6	—	(0.4)	18.2
Non-U.S. government	80.3	—	(3.0)	77.3
Corporate bonds	1,748.9	—	(52.7)	1,696.2
Residential mortgage-backed	174.6	—	(10.5)	164.1
Commercial mortgage-backed	51.1	—	(2.7)	48.4
Other asset backed securities	453.1	0.2	(6.3)	447.0
Total fixed maturity securities	$3,152.9	$0.2	$(93.8)	$3,059.3

	December 31, 2022
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$643.1	$—	$(27.3)	$615.8
Agencies	17.5	—	(0.4)	17.1
Non-U.S. government	115.2	—	(4.3)	110.9
Corporate bonds	1,078.9	—	(58.6)	1,020.3
Residential mortgage-backed	88.6	—	(8.9)	79.7
Commercial mortgage-backed	8.0	—	(1.2)	6.8
Other asset backed securities	209.5	—	(9.2)	200.3
Total fixed maturity securities	$2,160.8	$—	$(109.9)	$2,050.9
Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed maturity securities, nationally recognized statistical rating organizations (“NRSROs”) are used and the lower of two ratings is taken. Prior to September 30, 2023 the Group used the lower of two or middle of three ratings. The December 31, 2022 disclosure has been presented to conform to the revised approach. The composition of the fair values of fixed maturity securities by credit rating is as follows:

	September 30, 2023		December 31, 2022
	Fair Value	%	Fair Value	%
AAA	$401.7	13%	$269.1	13%
AA	986.8	32%	775.6	38%
A	1,127.9	37%	622.3	30%
BBB	539.5	18%	383.9	19%
BB	3.4	—%	—	—%
Total fixed maturity securities	$3,059.3	100%	$2,050.9	100%
The contractual maturities for fixed maturity securities are listed in the following table:

	September 30, 2023		December 31, 2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$557.7	$544.4	$701.7	$688.1
Due after one year through five years	2,116.6	2,051.9	1,237.6	1,156.9
Due after five years through ten years	175.7	172.3	94.8	90.6
Due after ten years	302.9	290.7	126.7	115.3
Total fixed maturity securities	$3,152.9	$3,059.3	$2,160.8	$2,050.9
Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.
b.Short-term investments
The following investments were included in short-term investments managed by external investment managers and are classified as available-for-sale:

	September 30, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$102.4	$—	$—	$102.4
Total short-term investments	$102.4	$—	$—	$102.4

	December 31, 2022
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$228.4	$0.1	$—	$228.5
Non-U.S. government	23.2	—	(0.1)	23.1
Corporate bonds	5.4	—	—	5.4
Total short-term investments	$257.0	$0.1	$(0.1)	$257.0

The composition of the fair values of short-term investments by credit rating is as follows:

	September 30, 2023		December 31, 2022
	Fair Value	%	Fair Value	%
AAA	$—	—%	$23.1	9%
AA	102.4	100%	232.9	91%
A	—	—%	1.0	—%
Total short-term investments	$102.4	100%	$257.0	100%
c.Allowance for Expected Credit Losses - Available-for-sale
The following table provides a roll forward of the allowance for expected credit losses of the Group’s securities classified as available-for-sale:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Balance at beginning of period	$1.9	$2.2	$1.1	$2.2
Expected credit losses on securities where credit losses were not previously recognized	2.7	—	4.1	—
Additions for expected credit losses on securities where credit losses were previously recognized	1.2	—	0.6	—
Balance at end of period	$5.8	$2.2	$5.8	$2.2
The Group assesses each quarter whether the decline in the fair value of an available-for-sale investment below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Group considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Group also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.
If the decline in fair value of an available-for-sale security below its amortized cost is considered to be the result of a credit loss, the Group compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the expected credit loss, which is recorded as an allowance and recognized in net income.
d.Other investments, at fair value
At September 30, 2023, other investments consisted of an opportunistic fixed income UCITS fund managed by Wellington Investment Management ("Wellington Funds") and a credit hedge fund managed by York Capital Management (“York Fund”).

	September 30, 2023		December 31, 2022
	Fair Value	%	Fair Value	%
Wellington Funds	$44.0	98%	$43.4	37%
York Fund	0.8	2%	0.9	1%
Equity and commodity structured notes	—	—%	72.8	62%
Total other investments at fair value	$44.8	100%	$117.1	100%
In 2021 the Group invested $50.0 million in Wellington Funds. The fair value of the investment in the fixed income UCITS fund at September 30, 2023 was $44.0 million (December 31, 2022 - $43.4 million).
At the end of 2019 York Fund suspended redemptions in its credit hedge fund while the underlying assets of the fund are liquidated and proceeds distributed to investors. The fair value of the residual investment in York Fund at September 30, 2023 was $0.8 million (cost: $1.0 million) (December 31, 2022 - $0.9 million (cost: $1.3 million)). The Group has recorded its investment in the York Fund at reported net asset value. There are currently no outstanding commitments to the York Fund.
At December 31, 2022 the fair value of the equity market linked structured note was $72.8 million (cost $75.0 million). The equity market linked note matured in February 2023 at par value of $75.0 million. The Group had recorded these investment at fair value using the income valuation approach.

e.Net Investment Income and Net Realized Gains
The components of net investment return are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net interest and dividend income	$34.0	$12.0	$83.5	$26.0
Investment expenses	(0.9)	(0.9)	(2.7)	(2.4)
Net investment income	33.1	11.1	80.8	23.6
Net realized losses on fixed maturity securities, available-for-sale	(0.2)	(0.6)	(0.6)	(2.4)
Net realized gains on other investments	—	—	2.2	27.7
Net realized (losses)/gains on interest rate contracts	—	(4.9)	—	(9.4)
Change in net unrealized losses on fixed maturity securities, trading	—	—	—	(0.4)
Change in net unrealized (losses)/gains on other investments	(1.2)	(1.6)	0.7	(46.2)
Change in net unrealized losses on interest rate contracts	—	(5.2)	—	(6.8)
Provision for expected credit losses	(3.9)	—	(4.7)	—
Net realized and unrealized investment losses	(5.3)	(12.3)	(2.4)	(37.5)
Net investment return	$27.8	$(1.2)	$78.4	$(13.9)
6.           Fair Value Measurements
FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair value hierarchy
FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Group’s market assumptions. The fair value hierarchy is as follows:
•Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. The fair value is determined by multiplying the quoted price by the quantity held by the Group.
•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices (e.g. interest rates, yield curves, prepayment spreads, default rate, etc.) for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or can be corroborated by observable market data.
•Level 3: Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Significant management assumptions can be used to establish management’s best estimate of the assumptions used by other market participants in determining the fair value of the asset or liability.
As required under the fair value hierarchy, the Group considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.
The Group’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.
Determination of fair value
The following section describes the valuation methodologies used by the Group to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.
Fixed maturity securities
Fair values for all securities in the fixed income investment portfolio are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services. Refinitiv Limited ("Refinitiv") is the main pricing service utilized to estimate the fair value measurements for the Group’s fixed maturity securities for asset backed fixed maturity securities, and corporate and government bonds.

For determining the fair value of securities that are not actively traded, in general, pricing services use “matrix pricing” in which the independent pricing service uses observable market inputs including, but not limited to, reported trades, benchmark yields, broker-dealer quotes, interest rates, prepayment spreads, default rates and such other inputs as are available from market sources to determine a reasonable fair value.
The following describes the techniques generally used to determine the fair value of the Group’s fixed maturity securities by asset class.
•U.S. Treasuries are bonds issued by the U.S. government. The significant inputs used to determine the fair value of these securities are based on quoted prices in active markets for identical assets and are therefore classified within Level 1.
•Agency securities consists of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are classified as Level 2.
•Non-U.S. government securities consist of bonds issued by non-U.S. governments and supranationals. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
•Corporate bonds consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. When available, significant inputs are used to determine the fair value of these securities and are based on quoted prices in active markets for similar assets. When not available, the fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. The fair values of these securities are classified as Level 2.
•Residential mortgage-backed securities includes agency mortgage-backed securities and agency collateralized mortgage obligations. These are individually evaluated using option adjusted spreads (“OAS”) and nominal spreads. The OAS valuations use a third-party prepayment model and OAS. Spreads are based upon tranche type and average life volatility. These spreads are gathered from dealer quotes, trade prices, and the new issue market. The fair values of these securities are classified as Level 2.
•Commercial mortgage-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. Securities held in this sector are primarily priced by pricing services. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, current price data, the swap curve as well as cash settlement. The fair values of these securities are classified as Level 2.
•Other asset-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. The underlying collateral for asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, tranche type, interest rate data and credit spreads. The Company classifies these securities within Level 2.
Short-term investments
The Group’s short-term investments consist of commercial paper and bonds with maturities of 90 days or greater but less than one year at the time of purchase. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 1 and Level 2.
Derivative assets and liabilities
Exchange-traded derivatives, measured at fair value using quoted prices in active markets, where available are classified as Level 1 of the fair value hierarchy.
Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuations techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.
Other investments
The Group values its investment in the York Fund at fair value, which is estimated based on the Group’s share of the net asset value (NAV) as provided by the investment manager of the underlying investment fund. The Group has elected to use the practical expedient method to record the fair value of the investment at net asset value and has therefore not assigned levels to these investments in the fair value hierarchy.

The fair value of the UCITS fund is based on unadjusted quoted market prices in active markets, therefore, the fair value of this security is classified as Level 1.
The following table presents the financial instruments measured at fair value on a recurring basis at September 30, 2023 and December 31, 2022:

	September 30, 2023
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$353.3	$—	$—	$353.3
Investments pending settlement	61.4	—	—	61.4
Fixed maturity securities
U.S. Treasuries	608.1	—	—	608.1
Agencies	—	18.2	—	18.2
Non-U.S. government	—	77.3	—	77.3
Corporate bonds	—	1,696.2	—	1,696.2
Residential mortgage-backed	—	164.1	—	164.1
Commercial mortgage-backed	—	48.4	—	48.4
Other asset backed securities	—	447.0	—	447.0
Total fixed maturity securities	608.1	2,451.2	—	3,059.3
Short-term investments
U.S. Treasuries	102.4	—	—	102.4
Total short-term investments	102.4	—	—	102.4
Other investments*	44.0	—	—	44.0
Derivative assets	—	3.2	—	3.2
Total assets measured at fair value	1,169.2	2,454.4	—	3,623.6
Liabilities
Investments pending settlement	(35.9)	—	—	(35.9)
Total liabilities measured at fair value	$(35.9)	$—	$—	$(35.9)
__________________
*excludes investment in the York Fund

	December 31, 2022
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$685.2	$—	$—	$685.2
Investment pending settlement	2.0	—	—	2.0
Fixed maturity securities
U.S. Treasuries	615.8	—	—	615.8
Agencies	—	17.1	—	17.1
Non-U.S. government	—	110.9	—	110.9
Corporate bonds	—	1,020.3	—	1,020.3
Residential mortgage-backed	—	79.7	—	79.7
Commercial mortgage-backed	—	6.8	—	6.8
Other asset backed securities	—	200.3	—	200.3
Total fixed maturity securities	615.8	1,435.1	—	2,050.9
Short-term investments
Corporate bonds	—	5.4	—	5.4
Non-U.S. government	—	23.1	—	23.1
U.S. Treasuries	228.5	—	—	228.5
Total short-term investments	228.5	28.5	—	257.0
Other investments*	43.4	72.8	—	116.2
Derivative assets	—	6.3	—	6.3
Total assets measured at fair value	$1,574.9	$1,542.7	$—	$3,117.6
__________________
*excludes investment in the York Fund

There were no transfers into or out of Level 1 and Level 2 during the nine months ended September 30, 2023 and September 30, 2022.

7.           Total cash, cash equivalents, restricted cash and restricted investments
The Group has cash and investments in trust funds that support the insurance contracts written on certain lines of business and in segregated portfolios primarily to provide collateral for letters of credit.
The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Cash and cash equivalents	$569.0	$1,222.0
Restricted cash securing letter of credit facilities	26.6	21.2
Restricted cash securing reinsurance contracts	234.9	164.7
Total cash, cash equivalents and restricted cash	830.5	1,407.9
Restricted investments securing reinsurance contracts and letter of credit facilities	1,165.0	989.4
Total cash, cash equivalents, restricted cash and restricted investments	$1,995.5	$2,397.3
8.           Derivative Financial Instruments
The Group enters into derivative instruments such as futures and forward contracts primarily for duration, interest rate and foreign currency exposure management. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.
The following tables identify the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk:

	September 30, 2023
	Listing currency (1)	Notional amounts(2)	Fair value
Derivative assets by primary underlying risk
Forwards (3)	AUD/CAD/EUR/GBP/JPY	$55.4	$3.2
Total derivative assets		$55.4	$3.2

	December 31, 2022
	Listing currency (1)	Notional amounts(2)	Fair value
Derivative assets by primary underlying risk
Forwards (3)	AUD/CAD/EUR/GBP/JPY	$(44.0)	$6.3
Total derivative assets		$(44.0)	$6.3
__________________
(1)AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBP = British pound and JPY = Japanese Yen.
(2)The absolute notional exposure represents the Group’s derivative activity, which is representative of the volume of derivatives held during the period.
(3)Contracts used to manage foreign currency risks in underwriting and non-investment operations.

The following table presents derivative instruments by major risk type, the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the three and nine months ended September 30, 2023 and 2022. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net realized and unrealized investment losses and net foreign exchange gains in the Consolidated Statements of Income.

	Three Months Ended				Nine Months Ended
	September 30, 2023		September 30, 2022		September 30, 2023		September 30, 2022
Derivatives	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Interest rate contracts
Futures (1)	$—	$—	$(4.9)	$(5.2)	$—	$—	$(9.4)	$(6.8)
Total interest rate contracts	—	—	(4.9)	(5.2)	—	—	(9.4)	(6.8)
Foreign exchange contracts
Forwards (2)	(1.8)	4.6	3.1	(4.7)	0.5	(3.0)	5.6	(2.7)
Total foreign exchange contracts	(1.8)	4.6	3.1	(4.7)	0.5	(3.0)	5.6	(2.7)
Total	$(1.8)	$4.6	$(1.8)	$(9.9)	$0.5	$(3.0)	$(3.8)	$(9.5)
__________________
(1)Contracts used to manage interest rate risks in investments operations.
(2)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The Group obtains/provides collateral from/to counterparties for OTC derivative financial instruments in accordance with bilateral credit facilities.
The Group does not offset its derivative instruments and presents all amounts in the Consolidated Balance Sheets on a gross basis. Unrealized gains are included within other assets and unrealized losses are included within other liabilities. The Group has pledged cash collateral to counterparties to support the current value of amounts due to the counterparties based on the value of the underlying security.
9.           Reserves for Losses and Loss Adjustment Expenses
The following table presents a reconciliation of unpaid losses and loss adjustment expenses for the nine months ended September 30, 2023 and September 30, 2022:

	September 30, 2023	September 30, 2022
Gross unpaid losses and loss adjustment expenses, beginning of period	$2,045.2	$1,386.5
Reinsurance recoverable on unpaid losses	(976.1)	(795.2)
Net unpaid losses and loss adjustment expenses, beginning of period	1,069.1	591.3
Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	557.4	728.8
Prior years	(47.8)	(18.2)
Total incurred	509.6	710.6
Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(61.9)	(29.8)
Prior years	(267.1)	(196.9)
Total paid	(329.0)	(226.7)
Foreign exchange	(7.4)	(33.2)
Net unpaid losses and loss adjustment expenses, end of period	1,242.3	1,042.0
Reinsurance recoverable on unpaid losses	1,066.3	952.5
Gross unpaid losses and loss adjustment expenses, end of period	$2,308.6	$1,994.5
As a result of the changes in estimates of insured events in prior years, the reserves for losses and loss adjustment expenses net of reinsurance recoveries for prior accident year periods decreased by $47.8 million for the nine months ended September 30, 2023 (2022: $18.2 million).
Net favorable development for the nine months ended September 30, 2023 resulted from better than expected loss development in the Reinsurance and Bespoke segments, partially offset by net adverse development in the Specialty segment.

The favorable development in the Reinsurance segment of $51.9 million related primarily to loss reductions from Hurricane Ian as well as favourable attritional experience driven by a benign claim experience on prior accident years. The favorable development in the Bespoke segment of $28.6 million was primarily driven by better than expected loss emergence. The adverse development in the Specialty segment of $32.7 million related primarily to increased estimates on two contracts in the Energy line of business, Winter Storm Elliot in the Property D&F line of business, as well as updated legal expense provisions in the reserve for the Ukraine Conflict in the Aviation and Aerospace line of business.
Net favorable development for the nine months ended September 30, 2022 resulted from better than expected loss experience on the Bespoke and Specialty segments, partially offset by a slight deterioration on the Reinsurance segment.
The favorable development on the Bespoke and Specialty segments was driven by the Credit & Political Risk and Marine lines of business, partially offset by adverse development in Property D&F. The adverse development on the Reinsurance segment was driven by Property Retrocession
10.          Reinsurance and Retrocessional Reinsurance
The Group is exposed to the credit risk of the reinsurers, including the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post substantial collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. Allowances are established for amounts deemed uncollectible.
The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At September 30, 2023, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,066.3 million (December 31, 2022: $976.1 million) and the reinsurance balance recoverable on paid losses was $163.5 million (December 31, 2022: $159.4 million). In evaluating the allowance for expected credit losses, the Group assesses the probability of default and loss given default for each reinsurer. This uses counterparty ratings from a major rating agency and an assessment of the current market conditions for the likelihood of default. Although the Group has not experienced any credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations.
The allowance for expected credit losses of the Group's reinsurance recoverables due from third parties on paid and unpaid claims was $nil and $1.0 million at September 30, 2023 (December 31, 2022 - $nil and $1.0 million).
11.          Long term debt
On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed prior to December 31, 2023 without approval from the Bermuda Monetary Authority (the “BMA”) and may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the BMA, would be breached immediately before or after giving effect to the redemption of such notes, unless, in each case, the Group replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the U.S. five-year treasury rate on the reset interest determination date plus 6.323%, and every five years thereafter. The Junior Notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.

The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at September 30, 2023 and December 31, 2022:

	September 30, 2023		December 31, 2022
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
4.875% Senior notes due 2030	$330.0	$(5.2)	$330.0	$(5.6)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.8)	125.0	(1.9)
Total	$455.0	$(7.0)	$455.0	$(7.5)
Preference Securities
In 2015, the Group issued 30,400 shares of cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends (the “Preference Securities”). Holders of Preference Securities are entitled to receive dividend payments only when, and if, declared by the Group’s Board of Directors. To the extent declared, these dividends will accumulate, with respect to each dividend period, in the amount per share equal to 9% of the $10,000 liquidation preference per annum. Currently the holders of all Preference Securities do not have any voting rights.
During the three and nine months ended September 30, 2023, the Group paid quarterly preference dividends of $1.3 million and $3.9 million, respectively, (2022: $1.3 million and $3.9 million) to holders of the Group’s Preference Securities. Our preference dividend expense is included in financing costs in the Consolidated Statements of Income. At September 30, 2023, dividends payable of $0.3 million (December 31, 2022: $0.2 million) are included in other liabilities. No other outstanding amounts are payable to holders of the Preference Securities.

	September 30, 2023	December 31, 2022
Preference securities, par value $0.01 per share
Authorized	1,000,000	1,000,000
Issued and outstanding:
9% cumulative preference shares	5,835	5,835
12.          Variable Interest Entities
Upon consummation of the Separation Transactions on January 3, 2023, the Group deconsolidated its investment in Pine Walk and its eight MGA subsidiaries. Previously, Pine Walk, Oakside Surety Limited, Perigon Product Recall Limited, Navium Marine Limited, OPEnergy Limited and Pernix Specialty Limited were deemed to be variable interest entities as their equity was deemed insufficient to finance operations without additional subordinated support in the form of a loan. At December 31, 2022, the loan balance to each entity was $nil, $nil, $0.4 million, $1.2 million, $0.8 million, and $1.2 million, respectively. Due to a de facto agent relationship with each entity, the Group was considered the primary beneficiary and consolidated the entities up to January 3, 2023.
Pine Walk Europe S.R.L. (“Pine Walk Europe”) was also deemed to be a variable interest entity as certain entities had a right to a share of its profits but no voting rights. The Group was deemed to be the primary beneficiary due to it either controlling or being the primary beneficiary of the entities with an interest in Pine Walk Europe. The Group deconsolidated Pine Walk Europe on January 3, 2023 as a result of the Separation Transactions.
13.          Commitments and Contingencies
a.Letter of credit facilities
At September 30, 2023, the Group had the following letter of credit facilities:
•A Standby Letter of Credit Facility Agreement with Lloyds Bank plc (“Lloyds”), under which Lloyds committed to make available to the Group a letter of credit facility in the amount of $125.0 million, was renewed on September 21, 2023 for a twelve month term. The facility was amended to retain the unsecured tranche of $25.0 million and reduce the secured tranche to $100.0 million. The secured accordion was increased to $50.0 million on September 21, 2023. Letters of credit can be issued under the facility for the purposes of 1) the provision of Funds at Lloyds and 2) supporting insurance and reinsurance obligations. At September 30, 2023, there were letters of credit outstanding under this facility totaling $59.0 million (December 31, 2022: $101.2 million), secured by collateral in the amount of $46.4 million (December 31, 2022: $92.4 million).
•A Master Agreement for the Issuance of Payment Instruments with Citibank NA London Branch (“Citibank”), under which Citibank committed to make available a letter of credit facility in the amount of $250.0 million, was amended on December 13, 2022, effective December 31, 2022. The letter of credit facility was reduced to $100.0 million, with the provision that the Group can request, from time to time, additional increments in $50.0 million, not to exceed $150.0 million. The facility is available until

December 31, 2024. An additional uncommitted facility was also agreed on October 6, 2021, for $200.0 million. At September 30, 2023, there were letters of credit outstanding under this facility totaling $50.4 million (December 31, 2022: $100.1 million), secured by collateral in the amount of $76.4 million (December 31, 2022: $104.4 million).
•On September 15, 2023, the Letter of Credit Facility with Barclays Bank plc was renewed until September 13, 2024. The secured facility was increased to $80.0 million and the unsecured tranche remained at $60.0 million. The borrowers of the facility continue to be FIBL and FUL, with the guarantor continuing to be Fidelis. The secured accordion reduced to $80.0 million on September 15, 2023. At September 30, 2023 there were letters of credit outstanding under this facility totaling $84.8 million (December 31, 2022: $88.2 million), secured by collateral in the amount of $40.9 million (December 31, 2022: $45.7 million).
•On September 18, 2023 the letter of credit facility with Bank of Montreal was renewed as a $140.0 million facility, with a $100.0 million secured tranche and a $40.0 million unsecured tranche ending September 18, 2024. FIBL is the borrower and Fidelis is the guarantor. The secured accordion was reduced to $60.0 million on September 18, 2023. At September 30, 2023, there were letters of credit outstanding under this facility totaling $68.3 million (December 31, 2022: $77.4 million), secured by collateral in the amount of $34.9 million (December 31, 2022: $10.8 million).
•A $50.0 million Standby Letter of Credit Facility Agreement with Lloyds, dated December 10, 2021 was made available to FIHL as parent, account party and guarantor, to provide regulated capital in respect of Ancillary Own Funds (“AOF”). The facility was amended and restated on March 14, 2023 increasing the size of the facility to $75.0 million. The amended facility is for the benefit of FUL and for a four-year period. This new letter of credit entirely replaces the $50.0 million letter of credit issued under the previous facility.
b.Legal proceedings
From time to time in the normal course of business, the Group may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations of the Group under the Group’s (re)insurance contracts, and other contractual agreements, or other matters as the case may be. In some disputes, the Group may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Group may resist attempts by others to collect funds or enforce alleged rights. While the final outcome of legal disputes that may arise cannot be predicted with certainty, the Group does not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which the Group is currently a party will have a material adverse effect on the financial condition of the Group’s business as a whole.
c.Concentration of credit risk
Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Group underwrites all of its (re)insurance business through brokers and as a result credit risk exists should any of these brokers be unable to fulfil their contractual obligations with respect to the payments of premium or failure to pass on claims, if there is risk transfer, to the Group.
The Group has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-to-day monitoring of the largest positions. Note 10, Reinsurance and Retrocessional Reinsurance describes the credit risk related to the Group’s reinsurance recoverables.
d. Lease commitments
The Group’s leases primarily consist of operating leases for its offices in the UK and Bermuda. During 2023, the Group entered into new leases in the UK and in Bermuda.
During the three and nine months ended September 30, 2023, the operating lease expense of $0.7 million and $1.2 million, respectively (2022: $1.0 million and $3.2 million, respectively), was recorded in general and administrative expenses.
The following table presents the Group’s operating lease right-of-use assets and lease liabilities:

	September 30, 2023	December 31, 2022
Operating leases right-of-use assets (1)	$13.8	$26.8
Operating lease liabilities (2)	$14.1	$28.5

Weighted-average remaining lease term (years)	8.5	9.1
Weight-average discount rate	9.5%	7.8%
__________________
(1)Operating lease right-of-use assets are included in other assets during the period
(2)Operating lease liabilities are included in other liabilities during the period

Future minimum rental commitments at September 30, 2023 under these leases are expected to be as follows:

Future Payments
Remainder of 2023	$0.4
2024	1.5
2025	2.8
2026	2.8
2027 and thereafter	11.3
Total future annual minimum rental payments	18.8
Less: present value discount	(4.7)
Total lease liability at September 30, 2023	$14.1
14.          Related Party Transactions
On January 3, 2023, Fidelis MGU acquired 9.9% of the common shares of the Group. Certain directors, executive officers and management of Fidelis MGU also own common shares of the Group.
On December 20, 2022, the Group and Fidelis MGU entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three will roll automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of the Group, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place.
The underwriting activities of FIBL, FUL and FIID have been outsourced to the corresponding operating subsidiaries of Fidelis MGU on a jurisdictional basis. Each of FIBL, FUL and FIID have delegated underwriting authority to source and bind contracts to Shelf Opco Bermuda Limited, Pine Walk and Pine Walk Europe, respectively. Fidelis MGU manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by Fidelis MGU to the Group include sourcing and administering the outwards reinsurance program, and support with business planning, capital management, insurance contract accounting and information technology. The Framework Agreement provides for the payment of the following fees with effect from January 1, 2023:
a.Ceding commissions: (i) a ceding commission of 11.5% of net premiums written of open market business procured by Fidelis MGU on or after January 1, 2023; (ii) a ceding commission of 3% of net premiums written of business sourced by Fidelis MGU via third-party managing general underwriters on or after January 1, 2023; and (iii) a portfolio management fee of 3.0% of net premiums written of the business sourced by Fidelis MGU.
b.Profit commission: a profit commission of 20.0% of the aggregate operating profit generated on the sourced business, subject to a hurdle rate of return of 5.0% of underwriting return on equity.
For insurance contracts that were sourced by Pine Walk MGAs for FUL, FIBL or FIID on or prior to December 31, 2022, the fees and commissions will continue to follow the arrangements set under the pre-existing agreements, and will not attract additional commissions under the terms of the Framework Agreement.
The following table summarizes Fidelis MGU commissions, which are included in policy acquisition expenses in the Consolidated Statements of Income:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Ceding commission expense	$56.3	$—	$107.4	$—
Profit commission expense	14.3	—	40.0	—
Total Fidelis MGU commissions	$70.6	$—	$147.4	$—
Amounts receivable from Fidelis MGU at September 30, 2023 of $219.8 million consist primarily of amounts collected by Fidelis MGU on behalf of the Group that were not remitted prior to the end of the quarter, and prepaid portfolio management fees. Amounts payable to Fidelis MGU at September 30, 2023 of $244.3 million consist primarily of amounts payable to Fidelis MGU for ceding and profit commissions, and claims paid by Fidelis MGU on the Group’s behalf.
The Framework Agreement also provides that from January 1, 2023, in respect of commissions and profit commissions on ceded quota share business the Group shall retain 1.0% of reinsurance premiums ceded and the remainder is to be paid to Fidelis MGU. Commissions on ceded business for the three and nine months ended September 30, 2023 of $24.7 million and $37.3 million were paid to Fidelis MGU. For the three and nine months ended September 30, 2023 profit commissions on ceded business of $12.9 million and $20.7 million were paid to Fidelis MGU.
Certain of the insurance contracts sourced by Pine Walk on or prior to December 31, 2022 contain profit commissions based on the results of each individual contract. The expense/(income) for the three and nine months ended September 30, 2023 was $(4.1) million and $14.5 million, respectively, and was included within policy acquisition expenses.
Fidelis MGU provides the Group with certain support services on a cost-plus basis, such as office space, insurance contract accounting, other finance and reporting services, IT infrastructure, maintenance and developments services and facilities management pursuant to a services agreement. Included within general and administrative expenses for the three and nine months ended September 30, 2023 is a charge of $1.6 million and $4.3 million, respectively, from Fidelis MGU for such services. The Group provides certain services to Fidelis MGU for which it charged $0.6 million and $1.9 million, respectively, in the three and nine months ended September 30, 2023. These charges to Fidelis MGU are included within general and administrative expenses.
During 2019, the Group made interest free loans to management of $4.5 million which were recorded within other assets in the Consolidated Balance Sheets. At September 30, 2023 there was no outstanding balance (December 31, 2022: $4.5 million) as these loans were fully repaid in January 2023 as part of the Separation Transactions.
15.          Earnings Per Share

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Earnings/(loss) per common share
Net income/(loss) available to common shareholders	$87.7	$(92.7)	$1,904.2	$(67.3)
Weighted average common shares outstanding	117,681,835	194,318,054	113,100,521	194,230,529
Earnings/(loss) per common share	$0.75	$(0.48)	$16.84	$(0.35)

Earnings/(loss) per diluted common share
Net income/(loss) available to common shareholders	$87.7	$(92.7)	$1,904.2	$(67.3)
Weighted average common shares outstanding	117,681,835	194,318,054	113,100,521	194,230,529
Share-based compensation plans	293,264	—	132,409	—
Weighted average diluted common shares outstanding	117,975,099	194,318,054	113,232,930	194,230,529
Earnings/(loss) per diluted common share	$0.74	$(0.48)	$16.82	$(0.35)
As a result of the net loss for the three and nine months ended September 30, 2022, dilutive warrants and restricted share units were considered anti-dilutive and were excluded from the computation of diluted loss per common share.
16.          Share Capital Authorized and Issued
The following sets out the number and par value of shares authorized, issued and outstanding:

	September 30, 2023	December 31, 2022
Common shares, par value $0.01 per share
Authorized	600,000,000	600,000,000

Issued and outstanding
Common shares	117,914,754	194,545,370
Common shares
On January 3, 2023, consummation of the Separation Transactions resulted in the issuance of 13,553,681 common shares upon exercise of outstanding warrants and accelerated vesting of restricted stock units.
The distribution of Fidelis MGU to shareholders on January 3, 2023 resulted in the cancellation of 97,327,049 common shares in the Group.
No cash dividends were declared in the three and nine months ended September 30, 2023 or September 30, 2022.
The consummation of the Separation Transactions triggered the payment of cumulative dividends on warrants of $34.1 million. These dividends related to declarations made in 2019 and prior years. The warrant dividends, together with the net assets distributed to shareholders discussed in Note 3, Separation Transactions, were recorded in additional paid-in capital as our retained earnings on January 3, 2023 was $0.5 million.
On January 3, 2023 the excess fair value of the net assets distributed to shareholders of $1,696.4 million was recorded in retained earnings as the gain on revaluation of Fidelis MGU was recorded in the Consolidated Statements of Income as a component of the net gain on distribution of Fidelis MGU. The excess fair value is calculated as the fair value of Fidelis MGU of $1,775 million less the book value of the Fidelis MGU net assets and less the non-controlling interest share of Pine Walk.
On July 3, 2023, Fidelis completed an IPO of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by Fidelis and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are listed on the New York Stock Exchange under the symbol “FIHL”.
17.          Share Compensation
Restricted stock units
2015 Plan and 2018 Plan
On February 17, 2016, the 2015 Non-Qualified Share Option Plan (“2015 Plan”) was approved by the Board of Directors. The Group reserved up to 2% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs were granted with a $0.01 exercise price and expired 10 years from the date of issuance.
On November 8, 2018, the 2018 Non-Qualified Share Option Plan (“2018 Plan”) was approved by the Board of Directors. The Group reserved up to 3% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs were granted with a $0.01 exercise price and expired 10 years from the date of issuance.
At December 31, 2022 the Group had 4,305,650 outstanding RSUs. Upon consummation of the Separation Transactions on January 3, 2023, the RSUs were exercised resulting in the issuance of 2,359,517 ordinary shares. This resulted in the acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. The awards were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards.
For the three and nine months ended September 30, 2023, total compensation expense of $nil and $21.0 million, respectively, relating to the 2015 Plan and 2018 Plan was included in net gain on distribution of Fidelis MGU in the Consolidated Statements of Income. For the three and nine ended September 30, 2022, total compensation expense of $4.1 million and $8.0 million, respectively, was included in general and administrative expenses. At September 30, 2023, there was no unamortized balance (December 31, 2022: $21.0 million) relating to the 2015 Plan and the 2018 Plan.
2023 Plan
On May 15, 2023, shareholders approved the establishment of the 2023 Share Incentive Plan (the “2023 Plan”). The 2023 Plan authorizes the issuance of options, restricted shares, restricted share units, share appreciation rights or other share-based awards to the Group’s employees and directors. The total number of shares available under the Plan is 4,913,119. The following awards were granted subsequent to the approval of the plan:
a.Time-vested awards - share settled
Fidelis granted 489,006 restricted share units that cliff vest on April 1, 2024 and 188,072 restricted share units that cliff vest on January 1, 2026. Fidelis granted 13,734 restricted share units to certain directors that cliff vest on June 30, 2024.
b.Performance-vested awards - share settled
Fidelis granted 286,042 restricted share units that cliff vest on January 1, 2026, subject to the achievement of established performance criteria and continued service during the applicable performance period.
For the three and nine months ended September 30, 2023, the 2023 Plan share compensation expense of $2.6 million and $3.8 million, respectively, was recorded in general and administrative expenses. At September 30, 2023, there was an unamortized balance of $9.8 million for the 2023 Plan, which will be recognized over the remaining service period.
Warrants
In 2015, the Group reserved for issuance of warrants to purchase common shares, in the aggregate, up to 16.5% of the diluted shares: Founder’s warrants, Basic warrants, and Ratchet warrants. At December 31, 2022, the Group had outstanding 21,229,070 Founder’s warrants, 16,080,384 Basic warrants and 1,670,480 Ratchet warrants. Upon consummation of the Separation Transactions, the warrants were exercised on a cashless basis resulting in the issuance of 11,194,164 ordinary shares. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million. At September 30, 2023, there were no outstanding warrants.

18.          Income Taxes
The Group’s income tax expense for the three and nine months ended September 30, 2023 resulted in an effective tax rate of 8.3% and 0.9%, respectively, (2022: 4.4% and (10.4%)). The income tax expense/(benefit) for the three and nine months ended September 30, 2023 of $7.9 million and $17.2 million, respectively, (2022: ($(4.2) million and $5.7 million) was net of discrete income tax benefits of $nil and $6.2 million, respectively, (2022: $nil and $nil). The discrete income tax benefits in the nine months ended September 30, 2023 primarily related to the tax allowable costs of the Separation Transactions of $38.3 million. Additionally, the gross gain on distribution of Fidelis MGU (before deduction of the direct transaction costs) is exempt from taxation under the substantial shareholding exemption in Schedule 7AC to the U.K. Taxation of Chargeable Gains Act 1992.
The Group’s income tax expense may fluctuate from period to period based on the relative mix of income or loss reported by jurisdiction and the varying tax rates in each jurisdiction.
19.          Ukraine Conflict
On February 24, 2022, the Russian Federation invaded Ukraine resulting in armed conflict in Ukraine and the Black Sea (“Ukraine Conflict”). Subsequently a number of countries, including the United States of America, the United Kingdom, and those in the European Union, placed significant sanctions on Russian institutions and persons which resulted in a devaluation of the Ruble and a fall in the value of Russian fixed income and equity assets, and the prompt withdrawal of companies from Russia without securing their assets. Fidelis has minimal direct exposure to Russian equities and minimal exposure to fixed income assets impacted by sanctions. It has now been over 18 months since the commencement of the Ukraine Conflict. Fidelis has potential exposure to losses associated with the Ukraine Conflict through certain lines in the Bespoke and Specialty segments. Fidelis, in common with the rest of the London Aviation Insurance Market, is the subject of various litigation proceedings brought by Aircraft Lessors in the United States of America, the United Kingdom, and those in the European Union. Notwithstanding this, Fidelis continues to believe the impact of the Ukraine Conflict will not adversely affect the Group’s ability to operate as a going concern.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of our results of operations for the three and nine months ended September 30, 2023 and 2022 and our financial condition at September 30, 2023 and December 31, 2022. This discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements for those respective periods and related notes contained therein. This discussion and analysis contains forward-looking statements, which are subject to known and unknown risks and uncertainties, many of which may be beyond the Group’s control that could cause the Group’s actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in the Group’s IPO prospectus dated June 28, 2023 and filed with the Securities and Exchange Commission. The terms “we,” “our,” “us,” “Fidelis,” “Fidelis Insurance Group,” and the “Group,” as used in this report, refer to Fidelis Insurance Holdings Limited and its subsidiaries as a combined entity. The term “MGU HoldCo” refers to Shelf Holdco II Limited. Shelf Holdco II Limited is the parent company of an external managing general underwriting platform known as “Fidelis MGU”.
Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
Overview
Fidelis Insurance Group (“FIHL”) is a global (re)insurance company, headquartered in Bermuda with offices in Ireland and the United Kingdom.
FIHL was formed in Bermuda in 2014 and began underwriting business in June 2015. Since then, FIHL has assembled a diversified global book of (re)insurance business and achieved scale as a Specialty and Bespoke insurer.
On January 3, 2023, a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: FIHL and MGU HoldCo (the “Separation Transactions”). MGU HoldCo is a separate, privately held company, which manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling on behalf FIHL. FIHL and MGU HoldCo have entered into the Framework Agreement, effective from January 1, 2023, that governs the ongoing relationship between the two groups of companies.
FIHL is comprised of Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”) and also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland.
The Group is led by its Chief Executive Officer, Daniel Burrows, who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team.
We have an exclusive long-term binder agreement with MGU HoldCo, where we collaborate in our strategy to match superior priced risks with efficient sources of capital to produce market leading returns for shareholders. FIHL’s strong capital position provides us with the flexibility to underwrite attractive opportunities and make strategic capital allocation decisions. On July 3, 2023, we completed our initial public offering (“IPO”) and our common shares are now listed on New York Stock Exchange under the symbol “FIHL”.
The FIHL business focuses on three segments: Specialty, Bespoke, and Reinsurance. We manage volatility through our balanced and diversified portfolio.
The Specialty segment comprises a portfolio of tailored risks across traditional specialty business lines including Aviation and Aerospace, Energy, Marine and Property Direct & Facultative (“D&F”). ‘Hard’ market conditions following years of compound rate increases across multiple business lines within the Specialty segment have provided opportunities for targeted growth, and the ability to leverage leadership and scale combined with long established relationships has enabled Fidelis to build across specialty classes. Given the current market environment we have increasingly deployed capital in our Property D&F and other lines of business in our Specialty Segment. This allows a more selective approach to managing aggregate exposure.
We believe our Bespoke segment is one of the key differentiators of our business. This business focuses primarily on highly tailored, innovative and specialized products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation versus more traditional drivers of insurance procurement. The portfolio includes policies covering credit and political risk, political violence and terrorism, tax liabilities, title, transactional liabilities and other bespoke solutions to fit our client’s needs.
Our Reinsurance segment consists of an actively managed, property catastrophe reinsurance book. Over the last couple of years, we have repositioned the portfolio in line with our proprietary view of risk, with the aim of managing exposure and volatility. We deploy capacity opportunistically on core clients at targeted attachment points and focus on specific peril coverage and geographies.
FIHL’s strategy can be summarized as follows:
•Scaled growth in Specialty and Bespoke, while continuing to optimize our reinsurance portfolio and manage volatility through the cycle;

•Produce a best in class combined ratio with less volatility than peers;
•Generate profitable results, while proactively managing investment risk and expenses;
•Prudently and proactively manage capital to generate superior risk-adjusted returns as measured by return on average equity;
•Maintain strong alignment with MGU Holdco to deliver a diversified portfolio across lines of business; and
•Uphold a strong balance sheet and attractive financial profile.
Financial Highlights
The following table details the key items discussed in the consolidated results of operations section and key financial indicators in evaluating our performance for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income/(loss) available to common shareholders	$87.7	$(92.7)	$1,904.2	$(67.3)
Earnings/(loss) per diluted common share	0.74	(0.48)	16.82	(0.35)
Net premiums earned	509.7	433.6	1,324.8	1,092.8
Catastrophe and large losses	76.1	237.9	139.8	382.2
Net favorable prior year reserve development	43.3	2.7	47.8	18.2
Net investment income	33.1	11.1	80.8	23.6
Net realized and unrealized investment losses	$(5.3)	$(12.3)	$(2.4)	$(37.5)

Combined ratio	85.4%	120.5%	82.4%	101.6%
Return on average common equity	4.2%	(4.9%)	92.1%	(3.5%)
Operating ROAE(1)	4.4%	(4.6%)	13.3%	(2.1%)
__________________
(1) Operating ROAE is a non-GAAP financial measure. See definition and reconciliation in “Performance Measures and Non-GAAP Financial Measures”.
2023 Third Quarter Consolidated Financial Condition
•Total investments of $3.2 billion; fixed maturities and short-term securities comprised 98.6% of total investments with an average duration of 1.9 years
•Total long-term debt and preference securities of $506.4 million, resulting in a debt-to-total capital ratio of 19.0%
•Total capital of $2.7 billion
•Book value per diluted common share of $18.25
Fidelis’ Third Quarter in Review for 2023
Our combined ratio was significantly lower than the prior year period at 85.4% for the three months ended September 30, 2023 compared to 120.5% in the prior year period. This was primarily driven by lower catastrophe and large losses of $76.1 million in the three months ended September 30, 2023 compared to $237.9 million in the prior year period. Our Operating ROAE was 4.4% in the three months ended September 30, 2023 compared with (4.6%) in the prior year period. For the three months ended September 30, 2023, the total investment return was 0.7% compared to (0.7%) in the prior year period.
The nine months ended September 30, 2023 saw continued growth in our gross premiums written to $2.8 billion, or 15.4% from the prior year period, driven by our Specialty segment. Our combined ratio was significantly lower than the prior year period at 82.4% for the nine months ended September 30, 2023 compared to 101.6% in the prior year period. This was primarily a result of net premiums earned, and lower catastrophe and large losses of $139.8 million in the nine months ended September 30, 2023 compared to $382.2 million in the prior year period. Our Operating ROAE was 13.3% in the nine months ended September 30, 2023 compared with (2.1%) in the prior year period. For the nine months ended September 30, 2023, the total investment return was 2.4% compared to (3.6%) in the prior year period.

Business Outlook
We are focused on deploying capital toward profitable underwriting opportunities, growing our existing scale and creating significant value for our shareholders. We are strongly positioned as a lead Specialty and Bespoke insurance brand and as such we are well aligned to take advantage of market conditions in these areas to drive continued growth.
We believe we have built a strong underwriting portfolio that has generated peer-leading performance and profitable growth while maintaining a strong balance sheet and financial position. We believe Fidelis’ entry into the public markets will further strengthen our ability to lead with scale and leverage while also maintaining our commitment to preserving our financial strength and appropriate capital and risk management.
Fidelis has a strong track record of leading performance and is well positioned to capture this opportunity. While we expect dynamics to remain strong for some time, we also have the ability to flex as markets change.
We’re encouraged by our results for the first three quarters of 2023 and remain focused on continuing our strong performance through the remainder of 2023, continuing to maintain a robust and nimble underwriting approach and a disciplined approach to expenses and investments.
Specialty
Following the significant dislocation in the market beginning in late 2019, when a number of large carriers exited the property D&F market, we significantly increased our gross premiums written in Specialty. We believe deploying capital through property D&F lines of business, which includes natural catastrophe exposure, in preference to our Reinsurance pillar, provides us with access to capital-efficient business and facilitates diversification of our exposures.
We expect the Property D&F line of business will continue to offer attractive opportunities as that market experiences further constraints including retrenchment of the binder markets that had been under-pricing catastrophe exposed accounts. Throughout 2023, we have been able to take advantage of market dislocation to secure significant lines on new property accounts as well as participate on accounts with favorable terms, contributing to significant growth in premium in our Specialty segment.
We have also taken advantage of the dislocation in the Aviation War market, post the Russian invasion of Ukraine, to build a significant portfolio of Aviation War contracts and leverage our relationship into broader aviation products.
Our Marine line of business has increased significantly over the prior year to date period. Renewal rates generally continue to increase, more so on loss hit accounts than loss free accounts. Whilst we have seen some isolated instances of stabilization of rate over the past quarter, we have not renewed any accounts where rate reductions have been requested. We have secured some new, large accounts for war coverage and grown our share on Japanese accounts. Policy wordings continue to tighten in favor of underwriters, with named windstorm exclusions becoming more commonplace. We have seen an increase in the number of new building projects, both in the ship construction and offshore energy sectors, either coming to market or planned for the fourth quarter of 2023 or early 2024. With substantial contract values, we are well placed to take advantage of this increased construction activity given the close relationships we have with the brokers and clients in this segment.
Bespoke
In the Bespoke segment, established relationships with clients and brokers, underwriting expertise required, and the nature of underlying risks create a higher barrier to entry; our established relationships and underwriting expertise help us maintain our position as a leader in the industry. The specialist nature of this business combined with lower levels of market competition result in a less commoditized, more tailor-made product that delivers better and lower volatility underwriting performance with less exposure to the typical (re)insurance cycle. The capital-efficient nature of these products allows us to achieve superior risk adjusted return on equity.
Reinsurance
The reinsurance market continues to show very healthy rate increases on the back of increases in 2022 and first half of 2023. The uncertainty around the January 1 rating momentum in the reinsurance market has dissipated. Pricing levels remain healthy pushed by capacity constraints and this has continued to support the hardening reinsurance market. This is particularly the case in the natural catastrophe market where we underwrite natural catastrophe exposed contracts using our own proprietary view of risk. While our gross premiums written in our Reinsurance segment is flat versus prior year, we are able to continue to carefully manage our exposure downward and reduce volatility.
Recent Developments
Initial Public Offering
On July 3, 2023, we completed an IPO of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by Fidelis and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are now listed on the New York Stock Exchange under the symbol “FIHL”.
Itasca MGA
Itasca MGA is a newly formed aviation-focused managing general agent (MGA) of Pine Walk Capital Limited (“Pine Walk”) and is the first new sub-delegated arrangement post-separation from Fidelis MGU. Itasca MGA specializes in underwriting, structuring and managing risks associated with secured commercial aviation financing. We believe with the experience and expertise of the Itasca MGA team and their partnerships with established market participants that they are positioned to become one of the key solution providers for global airlines and the broader aviation market. To support airline and lessor customers, Itasca MGA will be a sub-delegated agent appointed by Fidelis MGU to write insurance provided by, among others, FIID and FUL.
Russia-Ukraine Conflict
We continue to monitor our exposure to Russia’s ongoing invasion of Ukraine (“Ukraine Conflict”), which has impacted multiple lines of business, including Marine, Aviation, Political Risk, Trade Credit and War/Political Violence. We had an immaterial change in our reserve for losses and loss adjustment expenses, net of reinsurance, to $148.1 million at September 30, 2023 from $147.9 million at June 30, 2023.
The unfortunate events of the conflict have presented underwriting opportunity with Fidelis expanding into new lines such as aviation war.
Performance Measures and Non-GAAP Financial Measures
In presenting our results, we have included certain non-GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of FIHL. The key performance measures and non-GAAP financial measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-GAAP financial measures to U.S. GAAP financials is set out. However, any non-GAAP financial measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.
•Loss Ratio: is calculated by dividing losses and loss adjustment expenses by net premiums earned (“NPE”). The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that has been put in place to mitigate the effect of those losses.
•Accident Year Loss Ratio Excluding Catastrophes, Large Losses and Prior Year Reserve Movements: is a non-GAAP measure of the representation of the loss ratio excluding the impact of catastrophes, large losses and prior year reserve movements, and supports meaningful comparison between periods. Accident year loss ratio excluding catastrophes, large losses and prior year reserve movements is calculated by dividing net incurred losses and loss adjustment expenses excluding catastrophes, large losses and prior year reserve movements by net premiums earned excluding catastrophe-related reinstatement premiums.
•Underwriting Ratio: is calculated by dividing losses and loss adjustment expenses and policy acquisition expenses (third party) by NPE, or equivalently, by adding the loss ratio and policy acquisition expense ratio.
•Combined Ratio: is calculated by dividing losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses by NPE, or equivalently, by adding the loss ratio, policy acquisition expense ratio, Fidelis MGU commissions ratio and general and administrative expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.

The table below reconciles our accident year loss ratio excluding catastrophes, large losses and prior year reserve movements to losses and loss adjustment expenses, loss ratio, underwriting ratio and combined ratio for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net premiums earned	$509.7	$433.6	$1,324.8	$1,092.8
Catastrophe and large losses	76.1	237.9	139.8	382.2
Prior year favorable development	(43.3)	(2.7)	(47.8)	(18.2)
Attritional losses	158.9	116.6	417.6	346.6
Losses and loss adjustment expenses	191.7	351.8	509.6	710.6
Policy acquisition expenses (third party)	150.8	112.5	377.9	263.3
Fidelis MGU commissions(1)	70.6	—	147.4	—
General and administrative expenses	$21.8	$58.7	$57.0	$136.1

Loss ratio	37.6%	81.1%	38.5%	65.0%
Catastrophe and large loss impact on loss ratio	14.9%	54.9%	10.6%	35.0%
Prior year loss reserve development impact on loss ratio	(8.5%)	(0.6%)	(3.6%)	(1.7%)
Accident year loss ratio excluding catastrophes, large losses and prior year reserve movements	31.2%	26.8%	31.5%	31.7%
Policy acquisition expenses ratio	29.6%	25.9%	28.5%	24.1%
Underwriting ratio	67.2%	107.0%	67.0%	89.1%
Fidelis MGU commissions ratio	13.9%	—%	11.1%	—%
General and administrative expenses ratio	4.3%	13.5%	4.3%	12.5%
Combined ratio	85.4%	120.5%	82.4%	101.6%
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(1)     Included in policy acquisition expenses on the Consolidated Statements of Income. For further details, see Note 14 (Related Party Transactions) of our unaudited consolidated financial statements.
Net Investment Return, Total Investment Return and Total Investment Return Percentage
•Net investment return: includes net realized and unrealized investment gains and losses and net investment income.
•Total investment return: includes net investment return plus unrealized gains and losses on available-for-sale financial assets.
•Net investment return percentage: is calculated as net investment return divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Total investment return percentage: is calculated as total investment return divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).

The table below reconciles our net investment return, total investment return, net investment return percentage and total investment return percentage to net investment income for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net realized and unrealized investment losses	$(5.3)	$(12.3)	$(2.4)	$(37.5)
Net investment income	33.1	11.1	80.8	23.6
Net investment return	27.8	(1.2)	78.4	(13.9)
Unrealized gains/(losses) on available-for-sale investments	0.1	(24.8)	15.5	(111.0)
Total investment return	27.9	(26.0)	93.9	(124.9)
Opening
Total investments	2,880.3	2,932.4	2,425.0	2,782.6
Cash and cash equivalents and restricted cash and cash equivalents	922.2	536.4	1,407.9	476.0
Derivative assets, at fair value	—	2.9	6.3	1.0
Accrued investment income	18.2	11.5	10.9	12.1
Investment assets pending settlement	1.5	2.0	2.0	0.5
Derivative liabilities, at fair value	(1.4)	(14.3)	—	(0.8)
Investment liabilities pending settlement	(39.1)	—	—	—
Net investible assets	3,781.7	3,470.9	3,852.1	3,271.4
Closing
Total investments	3,206.5	3,143.3	3,206.5	3,143.3
Cash and cash equivalents and restricted cash and cash equivalents	830.5	555.9	830.5	555.9
Derivative assets, at fair value	3.2	—	3.2	—
Accrued investment income	21.3	12.0	21.3	12.0
Investment assets pending settlement	61.4	0.2	61.4	0.2
Derivative liabilities, at fair value	—	(9.4)	—	(9.4)
Investment liabilities pending settlement	(35.9)	(27.2)	(35.9)	(27.2)
Net investible assets	4,087.0	3,674.8	4,087.0	3,674.8
Average investible assets	$3,934.4	$3,572.9	$3,969.6	$3,473.1
Net investment return percentage	0.7%	—%	2.0%	(0.4%)
Total investment return percentage	0.7%	(0.7%)	2.4%	(3.6%)
Operating net income, ROAE and Operating ROAE
•Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding, net gain on distribution of Fidelis MGU, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the tax impact on these items.
•Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
•Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.

The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE and Operating ROAE, for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Average common shareholders' equity	$2,070.4	$1,894.4	$2,068.5	$1,925.9
Opening common shareholders' equity	1,980.6	1,951.0	1,976.8	2,013.9
Adjustments related to the Separation Transactions	—	—	(178.4)	—
Adjusted opening common shareholders’ equity	1,980.6	1,951.0	1,798.4	2,013.9
Closing common shareholders' equity	2,160.1	1,837.8	2,160.1	1,837.8
Adjusted average common shareholders' equity	2,070.4	1,894.4	1,979.3	1,925.9

Net income/(loss) available to common shareholders	87.7	(92.7)	1,904.2	(67.3)
Adjustment for net gain on distribution of Fidelis MGU	—	—	(1,639.1)	—
Adjustment for net realized and unrealized investment losses	5.3	12.3	2.4	37.5
Adjustment for net foreign exchange gains	(2.4)	(4.3)	(0.8)	(4.1)
Adjustment for corporate and other expenses	0.4	—	3.4	1.9
Tax impact of the above	(0.3)	(1.8)	(6.6)	(7.8)
Operating net income/(loss)	$90.7	$(86.5)	$263.5	$(39.8)

ROAE	4.2%	(4.9%)	92.1%	(3.5%)
Operating ROAE	4.4%	(4.6%)	13.3%	(2.1%)
We have transitioned from operating return on common equity (“Operating ROE”), a non-GAAP financial measure, to Operating ROAE. Operating ROE was expressed as a percentage and was calculated as operating net income, but did not adjust for net realized and unrealized investment gains/(losses), divided by adjusted opening common shareholders’ equity. Management believes Operating ROAE better aligns with our industry, investor expectations and other stakeholders.
Results of Operations
The following table sets forth the key items discussed in the consolidated results of operations section, and the period over period change, for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Underwriting income/(loss)	$74.8	$(89.4)	$164.2	$232.9	$(17.2)	$250.1
Net realized and unrealized investment losses	(5.3)	(12.3)	7.0	(2.4)	(37.5)	35.1
Net investment income	33.1	11.1	22.0	80.8	23.6	57.2
Other income	—	0.3	(0.3)	0.2	1.6	(1.4)
Net gain on distribution of Fidelis MGU	—	—	—	1,639.1	—	1,639.1
Corporate and other expenses	0.4	—	(0.4)	3.4	1.9	(1.5)
Net foreign exchange gains	(2.4)	(4.3)	(1.9)	(0.8)	(4.1)	(3.3)
Financing costs	9.0	9.3	0.3	26.6	27.3	0.7
Income tax expense/(benefit)	7.9	(4.2)	(12.1)	17.2	5.7	(11.5)
Net income/(loss)	$87.7	$(91.1)	$178.8	$1,904.2	$(60.3)	$1,964.5
Underwriting Results by Segment
We classify our business into three segments: Specialty, Bespoke and Reinsurance.
The Specialty segment is comprised of a portfolio of Aviation and Aerospace, Energy, Marine, Property Direct & Facultative (“D&F”) business and Other Specialty risks.
The Bespoke segment is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and Other Bespoke risk transfer opportunities.

The Reinsurance segment is primarily a residential property catastrophe book, which includes Property, Retrocession and Whole Account reinsurance.
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Gross premiums written	$326.9	$327.7	$(0.8)	$1,818.3	$1,244.5	$573.8
Reinsurance premium ceded	(123.3)	(102.0)	(21.3)	(659.9)	(442.5)	(217.4)
Net premiums written	203.6	225.7	(22.1)	1,158.4	802.0	356.4
Net premiums earned	294.6	217.7	76.9	868.0	598.0	270.0
Losses and loss adjustment expenses	(138.3)	(178.8)	40.5	(416.4)	(409.9)	(6.5)
Policy acquisition expenses	(83.4)	(48.1)	(35.3)	(227.2)	(127.1)	(100.1)
Underwriting income/(loss)	$72.9	$(9.2)	$82.1	$224.4	$61.0	$163.4

Loss ratio	46.9%	82.1%	(35.2) pts	48.0%	68.5%	(20.5) pts
Policy acquisition expense ratio	28.3%	22.1%	6.2 pts	26.2%	21.3%	4.9 pts
Underwriting ratio	75.2%	104.2%	(29.0) pts	74.2%	89.8%	(15.6) pts
For the three and nine months ended September 30, 2023, our underwriting ratio in the Specialty segment decreased by 29.0 and 15.6 points, respectively, from the prior year periods, which was primarily driven by a decrease in our loss ratio resulting from rate increases and improved pricing and terms and conditions.
For the three and nine months ended September 30, 2023, net premiums earned increased primarily driven by an increase in gross and net premiums written as a result of rate increases and new business in the Property D&F, Marine, and Aviation and Aerospace lines of business.
The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Attritional losses	$99.8	$59.3	$40.5	$287.3	$189.9	$97.4
Catastrophe and large losses	41.2	128.2	(87.0)	96.4	228.3	(131.9)
(Favorable)/adverse prior year development	(2.7)	(8.7)	6.0	32.7	(8.3)	41.0
Losses and loss adjustment expenses	$138.3	$178.8	$(40.5)	$416.4	$409.9	$6.5

Loss ratio - current year	47.8%	86.1%	(38.3) pts	44.2%	69.9%	(25.7) pts
Loss ratio - prior accident years	(0.9)%	(4.0)%	3.1 pts	3.8%	(1.4)%	5.2 pts
Loss ratio	46.9%	82.1%	(35.2) pts	48.0%	68.5%	(20.5) pts
For the three and nine months ended September 30, 2023, our loss ratio in the Specialty segment decreased by 35.2 and 20.5 points, respectively.
The catastrophe and large losses in the three months ended September 30, 2023 related primarily to loss events in various lines of business including, Energy, Marine, and Aviation and Aerospace, and losses related to the Hawaii wildfires in our Property D&F line of business. This compared to prior year period catastrophe and large losses related to Hurricane Ian and the Ukraine Conflict.
The catastrophe and large losses in the nine months ended September 30, 2023 related primarily to our Property D&F line of business where we experienced losses from severe convective storms in the U.S. and the Hawaii wildfires, our Aviation and Aerospace line of business where we experienced losses from the Sudan conflict, and loss events in various lines of business including, Energy, Marine, and Aviation and Aerospace. This compared to the prior year period catastrophe and large losses related to the Ukraine Conflict in our Aviation and Aerospace line of business, and Hurricane Ian in our Property D&F line of business.
The favorable prior year development for the three months ended September 30, 2023 primarily related to better than expected loss experience in our Energy line of business, partially offset by deterioration in our Property D&F line of business.

The adverse prior year development for the nine months ended September 30, 2023 related primarily to increased estimates on two contracts in the Energy line of business, Winter Storm Elliot in the Property D&F line of business, as well as updated legal expense provisions in the reserve for the Ukraine Conflict in the Aviation and Aerospace line of business.
Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Gross premiums written	$161.7	$274.9	$(113.2)	$367.2	$573.0	$(205.8)
Reinsurance premium ceded	(83.6)	(49.7)	(33.9)	(177.3)	(199.2)	21.9
Net premiums written	78.1	225.2	(147.1)	189.9	373.8	(183.9)
Net premiums earned	98.8	104.5	(5.7)	280.4	279.3	1.1
Losses and loss adjustment expenses	(43.2)	(32.6)	(10.6)	(72.5)	(95.8)	23.3
Policy acquisition expenses	(34.9)	(38.8)	3.9	(105.1)	(94.8)	(10.3)
Underwriting income	$20.7	$33.1	$(12.4)	$102.8	$88.7	$14.1

Loss ratio	43.7%	31.2%	12.5 pts	25.9%	34.3%	(8.4) pts
Policy acquisition expense ratio	35.3%	37.1%	(1.8) pts	37.5%	33.9%	3.6 pts
Underwriting ratio	79.0%	68.3%	10.7 pts	63.4%	68.2%	(4.8) pts
For the three months ended September 30, 2023, our underwriting ratio in the Bespoke segment increased by 10.7 points from the prior year period, which was primarily driven by an increase in our loss ratio.
For the nine months ended September 30, 2023, our underwriting ratio in the Bespoke segment decreased by 4.8 points from the prior year period, which was primarily driven by a decrease in our loss ratio.
For the three and nine months ended September 30, 2023, gross premiums written decreased as a result of increased economic and geopolitical uncertainty, we continue to take a measured approach in writing certain exposures in this segment, and instead take advantage and deploy capital in segments which present significant opportunities due to post-loss dislocation. Gross premiums written in Bespoke can be opportunistic in nature and premiums written may fluctuate on a quarterly basis due to the timing and selection of the contracts we underwrite.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Attritional losses	$35.1	$29.6	$5.5	$80.6	$81.0	$(0.4)
Large losses	20.4	6.8	13.6	20.5	26.8	(6.3)
Favorable prior year development	(12.3)	(3.8)	(8.5)	(28.6)	(12.0)	(16.6)
Losses and loss adjustment expenses	$43.2	$32.6	$10.6	$72.5	$95.8	$(23.3)

Loss ratio - current year	56.1%	34.8%	21.3 pts	36.1%	38.6%	(2.5) pts
Loss ratio - prior accident years	(12.4)%	(3.6)%	(8.8) pts	(10.2)%	(4.3)%	(5.9) pts
Loss ratio	43.7%	31.2%	12.5 pts	25.9%	34.3%	(8.4) pts
For the three months ended September 30, 2023, our loss ratio in the Bespoke segment increased driven by higher large losses in the current year period, partially offset by higher favorable prior year development in the current year period driven by stable prior year experience.
For the nine months ended September 30, 2023, our loss ratio decreased driven primarily by higher favorable prior year development in the current year period together with lower large losses compared to the prior year period.
The large losses in the three and nine months ended September 30, 2023 related to two intellectual property losses in our Credit & Political Risk line of business. This compared to large losses in the three months ended September 30, 2022 related to a single loss in our Other Bespoke line of business, and for the nine months ended September 30, 2022 related to the Ukraine Conflict in our Credit & Political Risk line of business.
The favorable prior year development for the three and nine months ended September 30, 2023 primarily related to lower loss experience than our assumptions made allowance for.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Gross premiums written	$104.0	$85.5	$18.5	$609.6	$605.4	$4.2
Reinsurance premium ceded	(73.1)	(41.9)	(31.2)	(370.5)	(347.0)	(23.5)
Net premiums written	30.9	43.6	(12.7)	239.1	258.4	(19.3)
Net premiums earned	116.3	111.4	4.9	176.4	215.5	(39.1)
Losses and loss adjustment expenses	(10.2)	(140.4)	130.2	(20.7)	(204.9)	184.2
Policy acquisition expenses	(32.5)	(25.6)	(6.9)	(45.6)	(41.4)	(4.2)
Underwriting income/(loss)	$73.6	$(54.6)	$128.2	$110.1	$(30.8)	$140.9

Loss ratio	8.8%	126.0%	(117.2) pts	11.7%	95.1%	(83.4) pts
Policy acquisition expense ratio	27.9%	23.0%	4.9 pts	25.9%	19.2%	6.7 pts
Underwriting ratio	36.7%	149.0%	(112.3) pts	37.6%	114.3%	(76.7) pts
For the three and nine months ended September 30, 2023, our underwriting ratio in the Reinsurance segment decreased by 112.3 and 76.7 points, respectively, from the prior year periods, which was primarily driven by a decrease in our loss ratio.
For the three months ended September 30, 2023 net premiums earned increased driven by earned premium from contracts that incepted in 2022.
For the nine months ended September 30, 2023 net premiums earned decreased driven by a decrease in net premiums written and a small increase in premiums ceded compared with the prior year period.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Attritional losses	$24.0	$27.7	$(3.7)	$49.7	$75.7	$(26.0)
Catastrophe and large losses	14.5	102.9	(88.4)	22.9	127.1	(104.2)
(Favorable)/adverse prior year development	(28.3)	9.8	(38.1)	(51.9)	2.1	(54.0)
Losses and loss adjustment expenses	$10.2	$140.4	$(130.2)	$20.7	$204.9	$(184.2)

Loss ratio - current year	33.1%	117.2%	(84.1) pts	41.1%	94.1%	(53.0) pts
Loss ratio - prior accident years	(24.3)%	8.8%	(33.1) pts	(29.4)%	1.0%	(30.4) pts
Loss ratio	8.8%	126.0%	(117.2) pts	11.7%	95.1%	(83.4) pts
The catastrophe losses in the Reinsurance segment for the three months ended September 30, 2023 related to the Hawaii wildfires in our Property Reinsurance line of business, compared to prior year period losses related to Hurricane Ian.
The catastrophe losses in the Reinsurance segment for the nine months ended September 30, 2023 related primarily to the wildfires in Hawaii and Cyclone Gabrielle in our Property Reinsurance line of business, compared to prior year period losses related to Hurricane Ian, European storms and Australian floods.
For the three months ended September 30, 2023, favorable prior year development related to loss reductions from Hurricane Ian and better than expected loss experience from the Property Reinsurance line of business.
For the nine months ended September 30, 2023, favorable prior year development related primarily to loss reductions from Hurricane Ian as well as favourable attritional experience driven by a benign claim experience on prior accident years.
Other Underwriting Expenses
We do not allocate Fidelis MGU commissions or general and administrative expenses by segment.
Fidelis MGU Commissions
For the three and nine months ended September 30, 2023, our Fidelis MGU commissions were $70.6 million and $147.4 million, respectively, and are comprised of ceding and profit commissions as part of the Framework Agreement effective from January 1,

2023. Fidelis MGU manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. For further details, see Note 14 (Related Party Transactions) of our unaudited consolidated financial statements.
General and Administrative Expenses
For the three and nine months ended September 30, 2023, general and administrative expenses were $21.8 million and $57.0 million, respectively (2022: $58.7 million and $136.1 million). The decreases were primarily related to the reduced headcount and professional fees following the consummation of the Separation Transactions.
Net Realized and Unrealized Investment Gains/(Losses)
Net realized and unrealized investment gains/(losses) includes realized gains and losses on fixed maturity securities, available-for-sale, and realized and unrealized gains and losses on other investments and derivatives. For the three months ended September 30, 2023 we had net realized and unrealized investment losses of $5.3 million compared with net realized and unrealized investment losses of $12.3 million in the prior year period. For the nine months ended September 30, 2023 we had net realized and unrealized investment losses of $2.4 million compared with net realized and unrealized investment losses of $37.5 million in the prior year period.
The net realized and unrealized investment losses in the three months ended September 30, 2023 resulted from an increase in our allowance for credit losses, and unrealized losses on other investments that are recorded at fair value. The net realized and unrealized investment losses for the nine months ended September 30, 2023 resulted from an increase in our allowance for expected credit losses and realized losses on fixed maturity securities, partially offset by realized and unrealized gains on other investments.
The net realized and unrealized investment losses in the three months ended September 30, 2022 resulted primarily from realized and unrealized losses on interest rate contracts. The net realized and unrealized investment losses in the nine months ended September 30, 2022 resulted primarily from a fall in value of our other investments caused by increases in interest rates, together with realized and unrealized losses on derivative instruments.
Net Investment Income
Net investment income includes investment income net of investment management fees. For the three months ended September 30, 2023 our net investment income was $33.1 million compared with $11.1 million in the prior year period. For the nine months ended September 30, 2023 our net investment income was $80.8 million compared with $23.6 million in the prior year period.
The increase in our net investment income in the three and nine months ended September 30, 2023 was due to increases in interest rates during 2022 and 2023, where the short duration nature of our portfolio means that we are reinvesting at higher rates. During the nine months ended September 30, 2023 we invested $2.0 billion in fixed maturity available-for-sale securities with an average investment yield of 5.1%.
Net Gain on Distribution of Fidelis MGU
The net gain on distribution of Fidelis MGU of $1,639.1 million has been calculated as the fair value of Fidelis MGU of $1,775.0 million, less the net assets of Fidelis MGU of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. For further details, see Note 3 (Separation Transactions) of our unaudited consolidated financial statements.
Corporate and Other Expenses
Corporate and other expenses include reorganization expenses and, in 2022, warrant expenses. For the three and nine months ended September 30, 2023, corporate and other expenses were $0.4 million and $3.4 million, respectively (2022 - $nil and $1.9 million).
Foreign Exchange Gains/(Losses)
At September 30, 2023 we held foreign exchange contracts with a notional amount of $55.4 million (December 31, 2022 - $44.0 million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income.
Financing Costs
Financing costs were $9.0 million and $26.6 million in the three and nine months ended September 30, 2023 (2022 - $9.3 million and $27.3 million). Our financing costs were similar in both periods as there was no change in our debt levels during the periods. The dividend paid to the holders of the Series A Preference Securities is also included in financing costs, along with the costs associated with our letter of credit facilities as discussed in Note 13a (Commitments and Contingencies - Letter of Credit Facilities) of our unaudited consolidated financial statements.

Financial Condition, Liquidity and Capital Resources
As a Bermuda holding company, FIHL has limited operations of its own. Its assets consist primarily of investments in subsidiaries and cash and securities in amounts that fluctuate over time. We therefore rely on capital raises and dividends and distributions (and other statutorily permissible payments) from our subsidiaries and investment income to meet our liquidity requirements, which primarily include principal and interest payments on our debt and dividends to the holders of our Common Shares and Preference Securities, if any.
The payment of dividends by our subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which our subsidiaries operate. In addition, insurance laws require our insurance subsidiaries to maintain certain measures of solvency and liquidity. We believe that each of our insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at September 30, 2023.
During the nine months ended September 30, 2023, FIHL received distributions from subsidiaries of $60.0 million.
Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by the operating insurance subsidiaries, sufficient to appropriately satisfy the liquidity requirements of FIHL.
We maintain our capital at an appropriate level as determined by our Group Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of FIHL and its operating insurance subsidiaries on an ongoing basis.
The principal capital management transactions undertaken during the nine months ended September 30, 2023 were as follows:
•In connection with the completion of the Separation Transactions, 2,359,517 Common Shares were issued upon the exercise, on a cashless basis, net settled for employee taxes, of vested RSUs outstanding under the 2015 Non-Qualified Share Option Plan and the 2018 Non-Qualified Share Option Plan.
•In connection with the completion of the Separation Transactions, 11,194,164 Common Shares were issued upon the exercise of our “in the money” warrants, exercised on a cashless basis at their respective exercise price and net settled for employee taxes. Of these, 4,571 Common Shares were issued as a result of the exercise of leaver warrants.
•In connection with the completion of the IPO, 15,000,000 Common shares were sold upon the exercise, at an offering price of $14.00 per common share. Net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Of these, 7,142,857 common shares were sold by Fidelis and 7,857,143 common shares were sold by certain selling shareholders.
Preference Securities: At September 30, 2023, FIHL had 5,835 Series A Preference Securities outstanding that are classified in our balance sheet as debt.
Long-Term Debt: At September 30, 2023, FIHL had $448.0 million in debt outstanding. Such debt is comprised of the Senior Notes, and the Subordinated Notes. Other than the Series A Preference Securities and the Notes, FIHL has no material debt outstanding.
Dividend Payments to the Preference Security Holders: During the nine months ended September 30, 2023 we paid quarterly cash dividends to our preference security holders of $3.9 million (2022 - $3.9 million).
Access to Capital: Our business operations are in part dependent on our financial strength and the opinions of the independent rating agencies thereof. We believe our financial strength provides us with the flexibility and capacity to obtain funds through debt or equity financing as required from the private markets. Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions, and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions.
Inflation: We consider the effects of inflation in pricing our contracts and policies through modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities.

	Nine Months Ended
	September 30, 2023	September 30, 2022
Net cash provided by operating activities	$297.8	$632.2
Net cash used in investing activities	(765.7)	(526.3)
Net cash used in financing activities	(106.9)	(13.6)
Effect of exchange rate changes on foreign currency cash	(2.6)	(12.4)
Net (decrease)/increase in cash, restricted cash, and cash equivalents	$(577.4)	$79.9
Cash flows provided by operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables, the payment of losses and loss expenses, and the payment of premiums to reinsurers. The change in cash flows provided by operating activities for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 was primarily due to a higher premium volume together with increased claims payments than in the prior year period, and the prepayment of commissions to Fidelis MGU in 2023.
Cash used in investing activities for the nine months ended September 30, 2023 reflected the use of cash to purchase fixed maturity securities at attractive investment yields, partially offset by the proceeds from the sales and maturities of fixed maturity securities. Cash used in investing activities for the nine months ended September 30, 2022 reflected use of cash to purchase fixed maturity securities and other investments, partially offset by the proceeds on disposal of other investments of $228.0 million.
Cash used in financing activities in the nine months ended September 30, 2023 primarily consisted of a cash outflow of $105.5 million from disposal of Fidelis MGU, $50.6 million of employer tax on restricted share units and $34.1 million of cumulative dividends on warrants, partially offset by net proceeds from the IPO of $89.4 million. Cash used in financing activities in the nine months ended September 30, 2022 consisted of the purchase of non-controlling interests.
Letter of Credit Facilities
At September 30, 2023, there were letters of credit outstanding under the Standby Letter of Credit Facility Agreement with Lloyds Bank plc totaling $59.0 million (December 31, 2022: $101.2 million), secured by collateral in the amount of $46.4 million (December 31, 2022: $92.4 million). At September 30, 2023, there were letters of credit outstanding under the Master Agreement for the Issuance of Payment Instruments with Citibank N.A., London Branch totaling $50.4 million (December 31, 2022: $100.1 million), secured by collateral in the amount of $76.4 million (December 31, 2022: $104.4 million). At September 30, 2023 there were letters of credit outstanding under the Letter of Credit Facility with Barclays Bank plc totaling $84.8 million (December 31, 2022: $88.2 million), secured by collateral in the amount of $40.9 million (December 31, 2022: $45.7 million). At September 30, 2023 there were letters of credit outstanding under the letter of credit facility with Bank of Montreal totaling $68.3 million (December 31, 2022: $77.4 million), secured by collateral in the amount of $34.9 million (December 31, 2022: $10.8 million).
Quantitative and Qualitative Disclosures about Market Risk
We believe that we are principally exposed to three types of market risk: interest rate risk, foreign currency risk and credit risk.
Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls and the converse is also true.
We manage interest rate risk by maintaining a short duration portfolio to reduce the effect of interest rate changes on the market value of these securities. At September 30, 2023, our fixed maturity portfolio had an approximate duration of 1.9 years.
The table below depicts interest rate change scenarios and the effect on our interest-rate-sensitive invested assets, including the impact of interest rate swaps at September 30, 2023:

Movement in Rates in Basis	-100	-50	0	50	100
Market Value	$3,268.8	$3,237.2	$3,205.7	$3,173.6	$3,141.4
Gain/Loss	$63.1	$31.5	$—	$(32.2)	$(64.3)
Percentage of portfolio at September 30, 2023	2.0%	1.0%	—%	(1.0%)	(2.0%)

Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At September 30, 2023, 96.7% of our cash and investments was held in U.S. dollars (December 31, 2022 - 97.0%), with the balance of 3.3% held primarily in Canadian dollars, Euros and British Pounds (December 31, 2022 - 3.0%).
Foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition.
We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of foreign exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.
As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the three and nine months ended September 30, 2023, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized gain/(loss) of $(1.8) million and $0.5 million, respectively (2022 - $3.1 million and $5.6 million).
Credit Risk: We have exposure to credit risk primarily as a holder of fixed maturity securities and private securities. Our risk management strategy and investment policy are to invest mainly in debt instruments of high credit quality issuers. We also hold a portion of the portfolio in securities that are below investment grade or in other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer.
We are also exposed to credit risk in respect of premium payments from clients and/or brokers, depending on whether the terms of business agreement with the broker is transfer or non-transfer of risk. In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, at September 30, 2023 the substantial majority of our reinsurers have a rating by A.M. Best of “A” (Excellent), the third-highest of 13 rating levels, or better and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth-highest of 13 rating levels, by A.M. Best. The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers.
At September 30, 2023, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,066.3 million, net of allowance for credit losses of $1.0 million (December 31, 2022: $976.1 million, net of allowance for credit losses of $1.0 million). The reinsurance balance recoverable on paid losses at September 30, 2023 was $163.5 million, net of allowance for credit losses of $nil (December 31, 2022: $159.4 million, net of allowance for credit losses of $nil). For further details, see Note 10 (Reinsurance and Retrocessional Reinsurance ) in our unaudited consolidated financial statements.